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Exhibit 99F

AGNICO-EAGLE MINES LIMITED

BY-LAW NO. 1 (AS AMENDED)

        This by-law relates generally to the transaction of the business and affairs of Agnico-Eagle Mines Limited.

Contents

One	—	Interpretation
Two	—	Business of the Corporation
Three	—	Borrowing and Security
Four	—	Directors
Five	—	Committees
Six	—	Officers
Seven	—	Protection of Directors, Officers and Others
Eight	—	Shares
Nine	—	Dividends and Rights
Ten	—	Meetings of Shareholders
Eleven	—	Notices
Twelve	—	Effective Date

        The following by-law is enacted as a by-law of the Corporation.

SECTION 1
INTERPRETATION

1.1    Definitions

        In this by-law and in all other by-laws of the Corporation the following terms shall have meanings set out below:

"Act" means the Business Corporations Act (Ontario), including the regulations made thereunder, as amended from time to time, or any statute or regulations that may be substituted therefore and, in the case of such substitution, any references in the by-laws to provisions in the Act or regulations shall be read as references to the substituted provisions therefore in the new statute or regulations, as amended from time to time;

"appoint" includes "elect" and vice versa;

"board" means the board of directors of the Corporation;

"by-laws" means this by-law and all other by-laws of the Corporation from time to time in force;

"cheque" includes a bank draft and a money order;

"committee" means a committee of directors appointed by the board;

"Corporation" means Agnico-Eagle Mines Limited;

"director" means a member of the board, except as otherwise expressly provided;

"meeting of shareholders" means an annual meeting of shareholders or a special meeting of shareholders;

"non-business day" means any day that is a Saturday, Sunday or any other day that is a holiday as defined in the Retail Business Holidays Act (Ontario), and in any statute that may be substituted therefore, as amended from time to time;

"officer" means an officer of the Corporation, except as otherwise expressly provided;

"recorded address" means:

  (a)
  in the case of a shareholder, such person's latest address as shown in the records of the Corporation or its transfer agent, and in the case of joint shareholders, the address appearing in the securities register in respect of the joint holding or the first address so appearing, if there is more than one;

  (b)
  in the case of an officer or auditor of the Corporation, such person's address as shown in the records of the Corporation; and

  (c)
  in the case of a director, such individual's latest address shown in the records of the Corporation or in the most recent notice filed by the Corporation under the Corporations Information Act (Ontario), and any statute that may be substituted therefore, as amended from time to time, whichever is the more current;

"shareholder" means a shareholder of the Corporation, except as otherwise expressly provided; and

"special meeting of shareholders" includes a meeting of any class or classes of shareholders and a special meeting of all shareholders entitled to vote at an annual meeting of shareholders.

1.2    Principles of Interpretation

        Except for the terms defined in section 1.1, terms defined in the Act have the same meaning when used in this by-law.

        Words importing the singular number include the plural and vice versa. Words importing gender include the masculine, feminine and neuter genders.

SECTION 2
BUSINESS OF THE CORPORATION

2.1    Registered Office

        The registered office of the Corporation shall be in the municipality or geographic township within Ontario initially specified in the Corporation's articles and thereafter as the shareholders may from time to time determine by special resolution. The location of the registered office in such municipality or geographic township shall be the location determined from time to time by the board.

2.2    Corporate Seal

        The Corporation may have a corporate seal. If a seal is adopted it shall be in a form approved from time to time by the board.

2.3    Financial Year

        Until changed by the board, the financial year of the Corporation shall end on December 31 in each year.

2.4    Execution of Instruments

        Deeds, transfers, assignments, contracts, obligations, certificates and other instruments shall be signed on behalf of the Corporation by two signing authorities. One signing authority shall be a director, the president, or a vice-president of the Corporation. The other signing authority shall be a director, the president, a vice-president, the secretary, the treasurer, an assistant secretary or an assistant treasurer of the Corporation, or any other officer appointed by the board.

        The board or the two signing authorities may from time to time direct the manner in which, and the person or persons by whom, any particular instrument or class of instruments may or shall be signed. Any signing authority may affix the corporate seal to any instrument requiring the seal.

2.5    Banking Arrangements

        The banking business of the Corporation including, without limitation, the borrowing of money and the giving of security therefore, shall be transacted with such banks, trust companies and/or other persons as may from time to time be designated by, or under the authority of, the board. Such banking business, or any part thereof, shall be transacted under such agreements, instructions and delegations of powers as the board may from time to time prescribe.

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2.6    Voting Rights in Other Bodies Corporate

        The signing authorities of the Corporation described in section 2.4 may execute and deliver proxies, and arrange for the issuance of voting certificates or other evidence of the right to exercise the voting rights, attaching to any securities held by the Corporation. Such instruments shall be in favour of such persons as may be determined by the signing authorities executing or arranging for the same. In addition, the board may from time to time direct the manner in which, and the persons by whom, any particular voting rights, or class of voting rights, may or shall be exercised.

SECTION 3
BORROWING AND SECURITY

3.1    Borrowing Power

        Without limiting the borrowing powers of the Corporation as set forth in section 184 of the Act, but subject to the Corporation's articles, the board may from time to time on behalf of the Corporation, without authorization of the shareholders:

  (a)
  borrow money upon the credit of the Corporation;

  (b)
  issue, reissue, sell or pledge bonds, debentures, notes or other evidences of indebtedness or guarantee of the Corporation, whether secured or unsecured;

  (c)
  to the extent permitted by the Act, give directly or indirectly financial assistance to any person by means of a loan, a guarantee on behalf of the Corporation to secure performance of any present or future indebtedness, liability or other obligation of any person, or otherwise; and

  (d)
  mortgage, hypothecate, pledge or otherwise create a security interest in all or any currently owned or subsequently acquired real or personal, movable or immovable, tangible or intangible, property of the Corporation to secure any such bonds, debentures, notes or other evidences of indebtedness or guarantee or any other present or future indebtedness, liability or other obligation of the Corporation.

        Nothing in this section 3.1 limits or restricts the borrowing of money by the Corporation on bills of exchange or promissory notes made, drawn, accepted or endorsed by, or on behalf of, the Corporation.

3.2    Delegation

        Subject to the Act and the Corporation's articles, the board may from time to time delegate to a committee, a director, an officer or any other person as may be designated by the board, all or any of the powers conferred on the board by section 3.1 or by the Act, to such extent and in such manner, as the board may determine at the time of such delegation.

SECTION 4
DIRECTORS

4.1    Number of Directors

        Until changed in accordance with the Act, the board shall consist of not fewer than the minimum number of directors, which shall not be fewer than three, and not more than the maximum number of directors set out in the Corporation's articles.

4.2    Qualification

        No individual shall be qualified for election or appointment as a director if the individual, (i) is less than 18 years of age, (ii) is of unsound mind and has been so found by a court in Canada or elsewhere, (iii) is not an individual, or (iv) has the status of a bankrupt. A director need not be a shareholder. A majority of the directors shall be resident Canadians. At least one-third of the directors shall not be officers or employees of the Corporation or any of its affiliates.

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4.3    Election and Term — General

  (a)
  An election of directors shall take place at each annual meeting of shareholders. A director's term of office (subject to the provisions, if any, of the Corporation's articles, and subject to such director's election for a stated term) shall be from the date of the meeting at which such director is elected or appointed until the close of the annual meeting of shareholders next following such election or appointment or until a successor is elected or appointed.

4.4    Removal of Directors

        Subject to the Act, the shareholders may, by ordinary resolution passed at a meeting of shareholders, remove any director from office and may, at that meeting, elect a qualified individual in place of that director for the unexpired term of that director. If such vacancy is not filled, a quorum of directors may fill the vacancy in accordance with the procedure set out in Section 4.6

4.5    Vacation of Office

        A director ceases to hold office when the director, (i) dies, (ii) is removed from office by the shareholders, (iii) ceases to be qualified for election as a director, as described in Section 4.2, or (iv) subject to subsection 119(2) of the Act (concerning the resignation of directors named in the articles), delivers the director's written resignation and it is received by the Corporation, or, if a time is specified in such resignation, at the time so specified, whichever is later.

4.6    Vacancies

        Subject to the Act, a quorum of directors (whether or not the majority of such quorum are resident Canadians) may appoint an individual to fill a vacancy among the directors, except a vacancy resulting from:

  (a)
  an increase in the number of directors otherwise than an increase in the number of directors in accordance with a special resolution empowering the board to determine the number of directors within a range set out in the articles, provided that such quorum of directors may not appoint any director to fill a vacancy if the total number of directors, after such appointment, is greater than one and one-third times the number of directors required to have been elected at the last annual meeting of shareholders;

  (b)
  an increase in the maximum number of directors set out in the articles; or

  (c)
  a failure to elect the number of directors required to be elected at any meeting of shareholders.

        A director appointed or elected by a quorum of directors to fill a vacancy holds office for the unexpired term of such new director's predecessor.

4.7    Action by the Board

        The board shall manage or supervise the management of the business and affairs of the Corporation. The powers of the board may be exercised at a meeting (subject to Sections 4.8 and 4.9) at which a quorum of directors is present or by resolution in writing signed by all the directors entitled to vote on that resolution at a meeting of the board. If there is a vacancy in the board, the remaining directors may exercise all the powers of the board so long as a quorum of directors remains in office.

4.8    Canadian Majority at Meetings

        The board shall not transact business at a meeting unless a majority of the directors present are resident Canadians, except where a resident Canadian director who is unable to be present approves in writing or by telephone or other communications facilities the business transacted at the meeting, and a majority of resident Canadian directors would have been present had that director been present at the meeting.

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4.9    Meeting by Telephone

        If all the directors consent thereto generally or in respect of a particular meeting, a director may participate in a meeting of the board or of a committee by means of such telephone, electronic or other communications facilities as permit all individuals participating in the meeting to communicate with each other simultaneously and instantaneously. A director participating in such a meeting by such means is deemed to be present at the meeting. Any such consent shall be effective whether given before or after the meeting to which the consent relates and may be given with respect to all meetings of the board and of committees.

4.10    Place of Meetings

        Meetings of the board may be held at any place in or outside Ontario and in any financial year of the Corporation. A majority of the meetings need not be held in Ontario.

4.11    Calling of Meetings

        Meetings of the board shall be held from time to time at such time and at such place as the board, the chairman of the board, the managing director, the president or any two directors may determine.

4.12    Notice of Meeting

        Notice of time and place of each meeting of the board shall be given in the manner provided in Section Eleven to each director not fewer than 48 hours before the time when the meeting is to be held. A notice of a meeting of directors need not specify the purpose of, or the business to be transacted at, the meeting except where the Act requires such purpose or business or the general nature thereof to be specified.

4.13    First Meeting of the New Board

        Provided a quorum of directors is present, each board containing newly elected directors may without notice hold a meeting immediately following the meeting of shareholders at which such directors were elected.

4.14    Regular Meetings

        The board may appoint a day or days in any month or months for regular meetings of the board at a place and hour to be named. A copy of any resolution of the board fixing the place and time of such regular meetings shall be sent to each director forthwith after being passed. No other notice shall be required for any such regular meeting except where the Act requires the purpose thereof, or the business to be transacted thereat, to be specified.

4.15    Chairman and Secretary

        The chairman of any meeting of the board shall be the first mentioned of such of the following officers as have been appointed and who is a director and is present at the meeting: chairman of the board, managing director or president. If no such individual is present, the directors present shall choose one of their number to be chairman of the meeting. If the secretary of the Corporation is absent from any meeting of the board, the chairman of the meeting shall appoint an individual, who need not be a director, to act as secretary of the meeting.

4.16    Quorum

        Subject to section 4.8, the quorum of directors for the transaction of business at any meeting of the board shall be two-fifths of the number of directors holding office at the beginning of such meeting, or such greater number of directors as the board may from time to time determine.

4.17    Votes to Govern

        At all meetings of the board every question shall be decided by a majority of the votes cast on the question. In case of an equality of votes the chairman of the meeting shall be entitled to a second or casting vote. Any

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question at a meeting of the board shall be decided by a show of hands unless a ballot is requested by any director present.

4.18    Adjournment

        Any meeting of directors, or of any committee, may be adjourned from time to time by the chairman of the meeting, with the consent of the meeting, to a fixed time and place. No notice of the time and place for the holding of the adjourned meeting need be given to any director if the time and place of the adjourned meeting is announced at the original meeting.

        Any adjourned meeting shall be duly constituted if held in accordance with the terms of the adjournment and a quorum of directors is present thereat. The directors who formed a quorum at the original meeting are not required to form the quorum at the adjourned meeting. If there is no quorum of directors present at the adjourned meeting, the original meeting shall be deemed to have terminated at its adjournment.

4.19    Conflict of Interest

        A director who (i) is a party to, (ii) is a director or officer of a body corporate (other than the Corporation) who is a party to, or (iii) has a material interest in any person who is a party to, a material contract or transaction, or proposed material contract or transaction, with the Corporation shall disclose to the Corporation the nature and extent of such director's interest at the time and in the manner provided by the Act. Such a director shall not vote on any resolution to approve the same except as permitted by the Act.

4.20    Remuneration and Expenses

        The directors shall be paid such remuneration for their services as the board may from time to time determine. Such remuneration shall be in addition to the salary paid to any officer or employee of the Corporation who is also a director.

        The directors may also by resolution award special remuneration to any director for undertaking any special services on the Corporation's behalf, other than the normal work ordinarily required of a director of the Corporation. The confirmation of any such resolution or resolutions by the shareholders is not required.

        The directors are also entitled to be reimbursed for travelling and other expenses properly incurred by such directors in attending meetings of the board or any committee. The directors may fix the remuneration of any officers and/or employees of the Corporation.

SECTION 5
COMMITTEES

5.1    Committees

        The board may appoint from their number one or more committees, however designated, and delegate to any such committee any of the powers of the board except that no such committee shall have the authority to:

  (a)
  submit to the shareholders any question or matter requiring the approval of the shareholders;

  (b)
  fill a vacancy among the directors or in the office of auditor or appoint or remove any of the chief executive officer, however designated, the chief financial officer, however designated, the chairman or the president of the Corporation;

  (c)
  subject to section 184 of the Act, issue securities except in the manner and on the terms authorized by the directors;

  (d)
  declare dividends;

  (e)
  purchase, redeem or otherwise acquire shares issued by the Corporation;

  (f)
  pay a commission referred to in section 37 of the Act;

  (g)
  approve a management information circular referred to in Part VIII of the Act;

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  (h)
  approve a take-over bid circular, directors' circular or issuer bid circular referred to in Part XX of the Securities Act (Ontario);

  (i)
  approve any financial statements referred to in clause 154(1)(b) of the Act and Part XVIII of the Securities Act (Ontario); or

  (j)
  adopt, amend or repeal by-laws.

A majority of the members of any such committee shall be resident Canadians.

5.2    Transaction of Business

        The powers of a committee may be exercised by a meeting at which a quorum of the members of the committee is present or by resolution in writing signed by all members of such committee who would have been entitled to vote on that resolution at a meeting of the committee. Meetings of each committee may be held at any place in or outside Ontario.

5.3    Audit Committee

        The board shall elect annually from among its number an audit committee to be composed of not fewer than three directors of whom a majority shall not be officers or employees of the Corporation or its affiliates, to hold office until the next annual meeting of the shareholders. Each member of the audit committee shall serve at the pleasure of the board. Each member of the audit committee immediately ceases to be such a member when the individual ceases to be a director. The board may fill vacancies in the audit committee by election from among their number.

        The audit committee shall review the financial statements of the Corporation and shall report thereon to the board prior to approval thereof by the board. The audit committee shall have such other powers and duties as may from time to time be assigned to the audit committee by the board.

        Any member of the audit committee or the auditor of the Corporation may call a meeting of the audit committee.

        The auditor of the Corporation is entitled to receive notice of every meeting of the audit committee and, at the expense of the Corporation, to attend and be heard thereat. The auditor shall attend every meeting of the audit committee held during the term of office of the auditor if so requested by a member of the audit committee.

5.4    Advisory Bodies

        The board may from time to time appoint such advisory bodies as the board deems advisable.

5.5    Procedure

        Unless otherwise determined by the board, each committee and advisory body shall have power to fix a quorum at not less than a majority of such committee's or body's members, to elect a chairman and to regulate procedure.

SECTION 6
OFFICERS

6.1    Appointment

        The board may from time to time appoint a president, one or more vice-presidents (to which title may be added words indicating seniority or function) secretary, a treasurer and such other officers as the board may determine, including one or more assistants to any of the officers so appointed. One individual may hold more than one office. Subject to sections 6.2 and 6.3, an officer may, but need not be, a director.

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6.2    Chairman of the Board

        The board may from time to time also appoint a chairman of the board who shall be a director. If appointed, the board may assign to the chairman of the board any of the powers and duties that are by any provisions of this by-law assigned to the managing director or to the president. Subject to the Act, the chairman of the board shall have such other powers and duties as the board may specify or as are incidental to such office.

6.3    Managing Director

        The board may from time to time also appoint a managing director who shall be a resident Canadian and a director. If appointed, the managing director shall be the chief executive officer and, subject to the Act and the authority of the board, shall have general supervision of the business and affairs of the Corporation. Subject to the Act, the managing director shall have such other powers and duties as the board may specify or as are incidental to such office. During the absence or disability of the president, or if no president has been appointed, the managing director shall also have the powers and duties of that office, except to the extent that such powers and duties have been assigned to the chairman of the board.

6.4    President

        The president shall be the chief operating officer. Subject to the Act, the president shall have such other powers and duties as the board may specify or as are incidental to such office. During the absence or disability of the managing director, or if no managing director has been appointed, the president shall also have the powers and duties of that office.

6.5    Vice-President

        A vice-president shall have such powers and duties as the board may specify or as are incidental to such office.

6.6    Secretary

        Unless otherwise determined by the board, the secretary shall be the secretary of all meetings of the board, shareholders and committees that the secretary attends. The secretary shall enter, or cause to be entered, in records kept for that purpose minutes of all proceedings at meetings of the board, shareholders and committees, whether or not the secretary attends such meetings.

        The secretary shall give, or cause to be given, as and when instructed, all notices to shareholders, directors, officers, auditors and members of committees. The secretary shall be the custodian of the stamp or mechanical device generally used for affixing the corporate seal of the Corporation and of all books, records and instruments belonging to the Corporation, except when some other officer or agent has been appointed for that purpose. The secretary shall have such other powers and duties as the board may specify or as are incidental to such office.

6.7    Treasurer

        The treasurer shall keep proper accounting records in compliance with the Act and shall be responsible for the deposit of money, the safekeeping of securities and the disbursement of the funds of the Corporation. The treasurer shall render to the board whenever required an account of all the treasurer's transactions as treasurer and of the financial position of the Corporation. The treasurer shall have such other powers and duties as the board may specify or as are incidental to such office.

6.8    Powers and Duties of Officers

        Subject to the Act, the powers and duties of all officers (aside form the chairman of the board, the managing director and the president, whose powers and duties are to be specified only by the board) shall be such as the terms of their engagement call for or as the board or chief executive officer may specify. The board or the chief executive officer may, from time to time and subject to the Act, vary, add to or limit the powers and duties of any officer (aside form the chairman of the board, the managing director and the president, whose

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powers and duties are to be varied, added to or limited only by the board). Any of the powers and duties of an officer to whom an assistant has been appointed may be exercised and performed by such assistant, unless the board or the chief executive officer otherwise directs.

6.9    Term of Office

        The board, in its discretion, or the president, in the president's discretion, may remove any officer. Otherwise each officer appointed by the board shall hold office until such officer's successor is appointed or until such officer's earlier resignation.

6.10    Agents and Attorneys

        Subject to the Act, the board may from time to time appoint agents or attorneys for the Corporation in or outside Ontario with such powers of management, administration or otherwise (including the power to sub-delegate) as the board may determine.

6.11    Conflict of Interest

        Each officer is subject to the disclosure requirements for directors provided in section 4.19.

SECTION 7
PROTECTION OF DIRECTORS, OFFICERS AND OTHERS

7.1    Standard of Care

        Every director and officer in exercising the powers and discharging the duties of such director or officer shall, (i) act honestly and in good faith with a view to the best interests of the Corporation, and (ii) exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

7.2    Limitation of Liability

        Subject to section 7.1, and provided that nothing in this section 7.2 shall relieve any director or officer from the duty to act in accordance with the Act or from liability for any breach thereof, no director or officer shall be liable, (i) for the acts, receipts, neglects or defaults of any other director, officer or employee, (ii) for joining in any receipt or other act for conformity, (iii) for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired for or on behalf of the Corporation, (iv) for the insufficiency or deficiency of any security in or upon which any of the moneys of the Corporation are invested, (v) for any loss or damage arising from the bankruptcy, insolvency or tortious acts of any person with whom any of the moneys, securities or effects of the Corporation are deposited, (vi) for any loss occasioned by any error of judgment or oversight on such director's or officer's part, or (vii) for any other loss, damage or misfortune which happen in the execution of the duties of the office or in relation thereto.

7.3    Indemnity

        Subject to section 136 of the Act, the Corporation shall indemnify a director or officer, a former director or officer, or an individual who acts or acted at the Corporation's request as a director or officer of a body corporate of which the Corporation is or was a shareholder or creditor, and such individual's heirs and legal representatives. The indemnification shall be against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by such individual in respect of any civil, criminal or administrative action or proceeding to which such individual is made a party by reason of being or having been a director or officer of the Corporation or body corporate. The Corporation shall provide such indemnification only if:

  (a)
  such individual acted honestly and in good faith with a view to the best interests of the Corporation; and

  (b)
  in the case of a criminal or administrative action or proceeding enforced by a monetary penalty, such individual had reasonable grounds for believing that the impugned conduct was lawful.

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        The Corporation shall also indemnify such individual in such other circumstances as the Act or law permits or requires. Nothing in this by-law shall limit the right of any individual entitled to indemnity to claim indemnity, apart from under this section 7.3, to the extent permitted by the Act or law.

7.4    Insurance

        Subject to the Act, the Corporation may purchase and maintain such insurance for the benefit of any individual referred to in section 7.3 as the board may from time to time determine.

SECTION 8
SHARES

8.1    Issuance

        Subject to the Act and the Corporation's articles, the board may from time to time issue or grant options to purchase, or rights to acquire, the whole or any part of the authorized and unissued shares of the Corporation at such times and to such persons and for such consideration as the board shall determine, provided that no share shall be issued until it is fully paid.

8.2    Commissions

        The board may from time to time authorize the Corporation to pay a reasonable commission to any person in consideration of that person's purchasing, or agreeing to purchase, shares of the Corporation, whether from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares.

8.3    Register of Transfer

        the Corporation shall cause to be kept a register of transfers in which all transfers of securities issued by the Corporation in registered form, and the date and other particulars of each transfer, shall be set out.

8.4    Registration of Transfers

        Subject to the Act, the Corporation shall only register the transfer of a share which is presented for transfer in registered form if, (i) the share is endorsed by the appropriate person as provided by the Act, (ii) reasonable assurance is given that the endorsement is genuine and effective as the board may from time to time prescribe, (iii) the Corporation has no duty to inquire into adverse claims or the Corporation has discharged any such duty, (iv) any applicable law of Canada or a province relating to the collection of taxes has been complied with, (v) the transfer is rightful or is to a good faith purchaser, and (vi) any fee charged by the Corporation for a share certificate issued in respect of the transfer has been paid.

8.5    Securities Records

        The Corporation shall prepare and maintain, at its registered office or at any other place in Ontario designated by the board, a securities register in which the Corporation records the securities issued by the Corporation in registered form, showing with respect to each class or series of securities:

  (a)
  the names, alphabetically arranged, of persons who, (i) are or have been within six years registered as shareholders of the Corporation, the address including the street and number, if any, of every such person while a holder, and the number and class or series of shares registered in the name of such holder, (ii) are or have been within six years registered as holders of debt obligations of the Corporation, the address including the street and number, if any, of every such person while a holder, and the class or series and principal amount of the debt obligations registered in the name of such holder, or (iii) are or have been within six years registered as holders of warrants of the Corporation, other than warrants exercisable within one year from the date of issue, the address including the street and number, if any, of every such person while a registered holder, and the class or series and number of warrants registered in the name of such holder; and

  (b)
  the date and particulars of the issue of each security and warrant.

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8.6    Transfer Agents

        For each class of securities and warrants issued by the Corporation, the directors may from time to time by resolution appoint or remove,

  (a)
  a trustee, transfer agent or other agent to keep the securities register and the register of transfers and one or more persons or agents to keep branch registers; and

  (b)
  a registrar, trustee or agent to maintain a record of issued security certificates and warrants.

Subject to section 48 of the Act (concerning conflict of interest), one person may be appointed for the purposes of both sections 8.6(a) and 8.6(b) in respect of all securities and warrants of the Corporation or any class or classes thereof.

8.7    Non-recognition of Trusts

        Subject to the Act, the Corporation may treat the registered holder of any share as the person exclusively entitled to vote, to receive notices, to receive any dividend or other payment in respect of the share, and otherwise to exercise all the rights and powers of an owner of the share.

8.8    Share Certificates

        Every holder of one or more shares of the Corporation shall be entitled, at such holder's option, to a share certificate evidencing the shares held by that holder, or to a non-transferable written acknowledgement of that holder's right to obtain a share certificate, stating the number and class or series of shares held by that holder as shown on the securities register. The certificates and such acknowledgements shall be in such form as the board may from time to time approve. Subject to subsection 55(3) of the Act (concerning the signing of a share certificate), any such certificate shall be signed manually by at least one director or officer or by, or on behalf of, a registrar, transfer agent, branch transfer agent or issuing or other authenticating agent of the Corporation, or by a trustee who certifies such certificate in accordance with a trust indenture. Any additional signatures required on a certificate may be printed or otherwise mechanically reproduced thereon. If a certificate contains a printed or mechanically reproduced signature of an individual, the Corporation may issue the certificate even though the individual has ceased to be a director or an officer, and the certificate is as valid as if the individual were a director or an officer at the date of such certificate's issue. No share certificate need be issued under the corporate seal.

8.9    Replacement of Share Certificates

        Subject to the Act, the board or any officer or agent designated by the board may in the board's or such person's discretion direct the issue of a new share certificate in lieu of and on cancellation of a certificate that has been mutilated or in substitution for a certificate claimed to have been lost, apparently destroyed or wrongfully taken, on payment of such reasonable fee and on such terms as to indemnity, reimbursement of expenses and evidence of loss and of title as the board may from time to time prescribe, whether generally or in any particular case.

8.10    Joint Shareholders

        If two or more persons are registered as joint holders of any share, the Corporation shall not be bound to issue more than one certificate in respect of that share. Delivery of the certificate to one of those persons shall be sufficient delivery to all of them. Any one of those persons may give valid receipts for the certificate issued in respect of that share or for any dividend, bonus, return of capital or other money payable or right issuable in respect of that share.

8.11    Deceased Shareholders

        In the event of the death of a holder, or of one of the joint holders, of any share, the Corporation shall not be required to make any entry in the securities register in respect of the death or to make any dividend or other

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payments in respect of the share except on production of all such documents as may be required by law and on compliance with the reasonable requirements of the Corporation and its transfer agents.

SECTION 9
DIVIDENDS AND RIGHTS

9.1    Dividends

        Subject to the Act and the Corporation's articles, the board may from time to time declare dividends payable to the shareholders according to their respective rights and interests in the Corporation. Dividends may be paid in money or property or by issuing fully paid shares of the Corporation or options or rights to acquire fully paid shares of the Corporation.

9.2    Dividend Cheques

        A dividend payable in money may be paid in Canadian dollars or in any equivalent amount in any other currency, at the discretion of the board, and shall be paid by cheque to the order of each registered holder of shares of the class or series in respect of which the dividend has been declared. The cheque shall be mailed by prepaid ordinary mail to the registered holder at such holder's recorded address, unless the holder otherwise directs.

        In the case of joint holders the cheque shall, unless the joint holders otherwise direct, be made payable to the order of all the joint holders and, if more than one address is recorded in the Corporation's securities register in respect of such joint holding, the cheque shall be mailed to the first address so appearing.

        The mailing of a dividend cheque, unless the cheque is not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to, and does, withhold.

9.3    Non-Receipt or Loss of Cheque

        In the event of non-receipt of any dividend cheque by the person to whom the cheque is sent, the Corporation shall issue a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as the board may from time to time prescribe, whether generally or in any particular case.

9.4    Record Date for Dividends and Rights

        The board may fix in advance a date, preceding by not more than 50 days the date for the payment of any dividend or the date for the issue of any right to subscribe for securities of the Corporation, as a record date for the determination of the persons entitled to receive payment of the dividend or to exercise the right to subscribe for those securities.

        Notice of any such record date shall be given not fewer than seven days before the record date in the manner provided by the Act. If no such record date is so fixed, such record date shall be at the close of business on the day on which the resolution relating to the dividend or right to subscribe is passed by the board.

9.5    Unclaimed Dividends

        Any dividend unclaimed after a period of six years from the date on which the dividend was declared to be payable shall be forfeited and shall revert to the Corporation.

SECTION 10
MEETINGS OF SHAREHOLDERS

10.1    Annual Meetings

        The board or any director may call the annual meeting of shareholders and, subject to section 10.2, at such place as the board may from time to time determine, for the purpose of considering the financial statements and

12

reports required by the Act to be placed before an annual meeting, electing directors, appointing auditors and for the transaction of such other business as may properly be brought before the meeting.

10.2    Special Meetings

        The board or any director may call a special meeting of shareholders at any time.

10.3    Place of Meetings

        Subject to the Corporation's articles, each meeting of shareholders shall be held at such place in or outside Ontario as the directors determine or, in the absence of such a determination, at the place where the registered office of the Corporation is located.

10.4    Notice of Meetings

        Notice of the time and place of each meeting of shareholders shall be given in the manner provided in Section Eleven not fewer than 21 nor more than 50 days before the date of the meeting to each director, to the auditor of the Corporation, and to each shareholder entitled to vote at the meeting.

        All business transacted at a special meeting of shareholders and all business transacted at an annual meeting of shareholders, except consideration of the minutes of an earlier meeting, the financial statements and auditor's report, election of directors and reappointment of the incumbent auditor, is deemed to be special business. Notice of a meeting of shareholders at which special business is to be transacted shall state or be accompanied by a statement of:

  (a)
  the nature of that business in sufficient detail to permit the shareholder to form a reasoned judgment thereon, and

  (b)
  the text of any special resolution or by-law to be submitted to the meeting.

10.5    List of Shareholders Entitled to Notice

        For every meeting of shareholders, the Corporation shall prepare a list of shareholders entitled to receive notice of the meeting, arranged in alphabetical order and showing the number of shares held by each shareholder.

        If a record date for the meeting is fixed pursuant to section 10.6, such list shall be prepared as of such record date and not later than 10 days after such record date. If no record date is fixed, the shareholders listed shall be those registered at the close of business on the day immediately preceding the day on which notice of the meeting is given. If no such notice is given, the shareholders listed shall be those registered at the opening of business on the day on which the meeting is held.

        The list shall be available for examination by any shareholder during usual business hours at the registered office of the Corporation or at the place where the central securities register is maintained and at the meeting for which the list was prepared.

10.6    Record Date for Notice

        The board may fix in advance a date preceding the date of any meeting of shareholders, by not fewer than 21 and not more than 50 days, as a record date for the determination of the shareholders entitled to notice of the meeting. Notice of any such record date shall be given not fewer than seven days before the record date in accordance with the Act.

        If no such record date is so fixed, the record date for the determination of the shareholders entitled to receive notice of the meeting of shareholders shall be at the close of business on the day preceding the day on which the notice is given. If no such notice is given, the shareholders entitled to notice are those registered as shareholders at the opening of business on the day on which the meeting is held.

13

10.7    Meetings Without Notice

        A meeting of shareholders may be held without notice at any time and place permitted by the Act:

  (a)
  if all the shareholders entitled to vote at the meeting are present in person or duly represented or if those not present or represented waive notice of, or otherwise consent to, the meeting being held; and

  (b)
  if the auditors and the directors are present in person or waive notice of, or otherwise consent to, the meeting being held.

        At such a meeting any business may be transacted which the Corporation may transact at a meeting of shareholders.

10.8    Chairman, Secretary and Scrutineers

        The chairman of any meeting of shareholders shall be the first mentioned of such of the following officers as have been appointed and present at the meeting: chairman of the board, managing director, president, or a vice-president. If no such officer is present within 15 minutes from the time fixed for holding the meeting, the persons present and entitled to vote shall choose one of their number to be chairman. If the secretary of the Corporation is absent from any meeting of the shareholders, the chairman of the meeting shall appoint an individual, who need not be a shareholder, to act as secretary of the meeting. If desired, one or more scrutineers, who need not be shareholders, may be appointed by a resolution or by the chairman of the meeting, with the consent of the meeting.

10.9    Persons Entitled to be Present

        The only persons entitled to be present at a meeting of shareholders shall be those entitled to vote at the meeting, the directors and auditor of the Corporation and others who, although not entitled to vote, are entitled or required under the Act or the Corporation's articles or by-laws to be present at the meeting. Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting.

10.10    Quorum

        A quorum for the transaction of business at any meeting of shareholders shall be two individuals present in person, each being a shareholder or a proxyholder entitled to vote at the meeting, holding or representing, in the aggregate, not less than 10 percent of the issued shares of the Corporation enjoying voting rights at such meeting.

        If a quorum is present at the opening of any meeting of shareholders, the shareholders and proxyholders present may proceed with the business of the meeting even if a quorum is not present throughout the meeting.

        If a quorum is not present at the time appointed for the meeting of shareholders, or within such reasonable time after that as the shareholders and proxyholders present may determine, the shareholders and proxyholders present may adjourn the meeting to a fixed time and place, but may not transact any other business.

10.11    Right to Vote

        Every person named in the list referred to in section 10.5 shall be entitled to vote the shares shown on the list opposite such person's name at the meeting to which the list relates, except to the extent that:

  (a)
  if the Corporation has fixed a record date in respect of the meeting, the person has transferred any of such person's shares after the record date or, if the Corporation has not fixed a record date in respect of the meeting, the person has transferred any of such person's shares after the date on which the list is prepared; and

  (b)
  the transferee, having produced property endorsed certificates evidencing the shares or having otherwise established that such transferee owns such shares, has demanded not later than, (i) the time at which the meeting commences, or (ii) such number of days before the meeting (not exceeding 10 days) as the board may determine, that such transferee's name be included in the list.

        In any such excepted case the transferee shall be entitled to vote the transferred shares at the meeting.

14

10.12    Proxyholders and Representatives

        Every shareholder entitled to vote at a meeting of shareholders may by means of a proxy appoint a proxyholder, or one or more alternate proxyholders, who need not be shareholders, as such shareholder's nominee to attend and act at the meeting in the manner, to the extent and with the authority conferred by the proxy.

        A proxy shall be in written or printed format or a format generated by telephonic or electronic means and becomes a proxy when completed and signed in writing or by electronic signature by the shareholder or his attorney authorized by a document that is signed in writing or by electronic signature or, if the shareholder is a body corporate, by an officer or attorney thereof duly authorized.

        The authority of such officer or attorney shall be established by depositing with the Corporation a certified copy of the instrument of the body corporate authorizing such officer or attorney to sign such proxy, or in such other manner as may be satisfactory to the secretary of the meeting or the chairman of the meeting. If a proxy or document authorizing an attorney is signed by electronic signature, the means of electronic signature shall permit a reliable determination that the proxy or document was created or communicated by or on behalf of the shareholder or the attorney, as the case may be.

        In the case of a proxy appointing a proxyholder to attend and act at a meeting of shareholders, the proxy ceases to be valid one year from the date of the proxy.

        Alternatively, if the shareholder is a body corporate or association, the Corporation shall recognize any individual authorized by a resolution of the directors or governing body of the body corporate or association to represent such body corporate or association at the meeting of shareholders. For the purpose of this by-law, such authorized individual will be considered to be a proxyholder.

        The authority of such authorized representative shall be established by depositing with the Corporation a certified copy of the body corporate's authorizing resolution, or in such other manner as may be satisfactory to the secretary of the meeting or the chairman of the meeting.

        The Corporation shall, concurrently with or prior to sending notice of a meeting of shareholders, send a form of proxy to each shareholder who is entitled to receive notice of the meeting.

10.13    Time for Deposit of Proxies

        The board may fix a time not exceeding 48 hours, excluding non-business days, preceding any meeting or adjourned meeting of shareholders before which time proxies to be used at the meeting must be deposited with the Corporation or its agent. Any time so fixed shall be specified in the notice calling the meeting.

        A proxy may be acted on only if, (i) before the time so specified, the proxy was deposited with the Corporation, or its agent specified in the notice, or (ii) no such time was specified in the notice and the proxy was delivered to the secretary of the meeting or the chairman of the meeting before the time of voting.

10.14    Joint Shareholders

        If two or more persons are registered as joint holders of any share, any one of them present in person or duly represented by a proxyholder at a meeting of shareholders may, in the absence of the other or others, vote the share. If two or more of those persons are present in person or duly represented by proxyholder, then such person whose name stands first on the securities register of the Corporation, or that person's proxyholder, shall alone be entitled to vote such shares.

10.15    Votes to Govern

        At any meeting of shareholders every question shall, unless otherwise required by the Corporation's articles or by-laws or by law, be determined by a majority of the votes cast on the question. In case of an equality of votes either on a show of hands or on a ballot, the chairman of the meeting shall be entitled to a second or casting vote.

15

10.16    Show of Hands

        Subject to the Act, any question at a meeting of shareholders shall be decided by a show of hands, unless a ballot is demanded in accordance with section 10.17. On a show of hands every person who is present and entitled to vote shall have one vote. Whenever a vote by show of hands has been taken on a question, unless a ballot is demanded in accordance with section 10.17, a declaration by the chairman of the meeting that the vote on the question, (i) has been carried, (ii) has been carried by a particular majority, or (iii) has not been carried, and an entry to that effect in the minutes of the meeting shall be prima facie evidence, (i) as proof of the fact of the number, or proportion of, the votes recorded in favour of, or against, any resolution or other proceeding in respect of the question, and (ii) that the result of the vote so taken is the decision of the shareholders on the question.

10.17    Ballots

        On any question proposed for consideration at a meeting of shareholders, and whether or not a show of hands has been taken, the chairman of the meeting, or any person who is present and entitled to vote on the question at the meeting, may demand a ballot. A ballot so demanded shall be taken in such manner as the chairman of the meeting shall direct. A demand for a ballot may be withdrawn at any time before the taking of the ballot. If a ballot is taken, each shareholder and proxyholder present shall be entitled, in the respect of the shares which such person is entitled to vote at the meeting on the question, to that number of votes provided by the Act or the Corporation's articles. The result of the ballot so taken shall be the decision of the shareholders on the question.

10.18    Adjournment

        The chairman of a meeting of shareholders may, with the consent of the meeting and subject to such conditions as the meeting may decide, adjourn the meeting from time to time and from place to place. No notice of such adjournment need be given to the shareholders unless the meeting is adjourned by one or more adjournments for an aggregate of 30 days or more, in which case, subject to the Act, notice of the adjourned meeting shall be given as for an original meeting but, unless the meeting is adjourned by one or more adjournments for an aggregate or more than 90 days, section 111 of the Act (concerning the mandatory solicitation of proxies) does not apply.

        Any adjourned meeting shall be duly constituted if held in accordance with the terms of the adjournment and a quorum of shareholders and/or proxyholders is present thereat. The shareholders and/or proxyholders who formed a quorum at the original meeting are not required to form a quorum at the adjourned meeting. If there is no quorum of shareholders and/or proxyholders present at the adjourned meeting, the original meeting shall be deemed to have terminated at its adjournment.

        Any business may be brought before or dealt with at any adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same.

SECTION 11
NOTICES

11.1    Method of Giving Notices

        Any notice (which term in this Section Eleven includes any communication or document) to be given (which term in this Section Eleven includes sent, delivered or served) pursuant to the Act, the Corporation's articles, the by-laws or otherwise to a shareholder, director, officer or auditor of the Corporation shall be sufficiently given if, (i) delivered personally to such person, (ii) mailed by prepaid mail to such person at such person's recorded address, (iii) sent to such person at such person's recorded address by any means of prepaid transmitted or recorded communication, or (iv) transmitted by facsimile to such person at such person's recorded address.

        A notice which is delivered personally is deemed to be given when received. A notice which is mailed is deemed to have been given on the fifth day after the notice is deposited in a post office or public letter box. A notice which is sent by means of transmitted or recorded communication is deemed to have been given when

16

dispatched or delivered to the appropriate communications company or agency or its representative for dispatch. A notice transmitted by facsimile is deemed to have been given when the Corporation generates a facsimile confirmation slip which discloses that the notice was transmitted to a number known by the Corporation to be used by the person to whom the facsimile is transmitted.

        The secretary may change, or cause to be changed, the recorded address or facsimile number of any shareholder, director, officer or auditor in accordance with any information believed by the secretary to be reliable.

        A certificate of any officer, in office at the time of making the certificate, or agent of the Corporation, as to the facts in relation to the giving of any notice or the publication of any notice shall be conclusive evidence thereof and shall be binding on every shareholder, director, officer and auditor of the Corporation.

        The signature of any director or officer to any notice may be written, printed or otherwise mechanically reproduced.

11.2    Notice to Joint Shareholders

        If two or more persons are registered as joint holders of any share, any notice may be addressed to all such joint holders, but notice addressed to one of those persons shall be sufficient notice to all such persons.

11.3    Computation of Time

        In computing the period of days when notice must be given under any section of this by-law requiring a specified number of days' notice of any meeting or other event, the period shall commence on the day following the sending of such notice and shall terminate at midnight of the last day of the period, except that if the last day of the period falls on a non-business day, the period shall terminate at midnight on the day next following that is not a non-business day.

11.4    Undelivered Notices

        If any notice given to a shareholder pursuant to section 11.1 is returned on three consecutive occasions because the shareholder cannot be found, the Corporation shall not be required to give any further notices to that shareholder until the Corporation is informed in writing of the shareholder's new address.

11.5    Omissions and Errors

        The accidental omission to give any notice to any shareholder, director, officer, auditor or member of a committee or the non-receipt of any notice by any such person or any error in any notice not affecting the substance of the notice shall not invalidate any action taken at any meeting held pursuant to the notice, or otherwise founded thereon.

11.6    Persons Entitled by Death or Operation of Law

        Every person who, by operation of law, transfer, death of a shareholder or any other means whatsoever, becomes entitled to any share, shall be bound by every notice in respect of the share which has been duly given to the shareholder from whom the person derives title to such share before that person's name and address was entered on the securities register (whether the notice was given before or after the happening of the event on which that person became so entitled) and before that person furnished the Corporation with the proof of authority or evidence of entitlement prescribed by the Act.

11.7    Waiver of Notice

        Any shareholder, proxyholder, other person entitled to attend a meeting of shareholders, director, officer, auditor or member of a committee may at any time waive any notice, or waive or abridge the time for any notice, required to be given to that person under the Act, the Corporation's articles, the by-laws or otherwise. Any such waiver or abridgement, whether given before or after the meeting or other event of which notice is required to be given, shall cure any default in the giving or in the time of the notice, as the case may be. Any such waiver or

17

abridgement shall be in writing, except a waiver of notice of a meeting of shareholders, the board or a committee, which may be given in any manner.

        Attendance of a director at a meeting of directors or attendance of a shareholder, proxyholder, or any other person entitled to attend a meeting of shareholders, at a meeting of shareholders is a waiver of notice of the meeting except where such director, shareholder, proxyholder or other person, as the case may be, attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

SECTION 12
EFFECTIVE DATE

12.1    Effective Date

        This by-law shall come into force when made by the board in accordance with the Act.

12.2    Repeal

        All previous by-laws of the Corporation are repealed as of the coming into force of this by-law. The repeal shall not affect, (i) the previous operation of any by-law so repealed, (ii) the validity of any act done or right, privilege, obligation or liability acquired or incurred under, (iii) the validity of any contract or agreement made pursuant to, (iv) the validity of any articles (as defined in the Act) or predecessor charter documents of the Corporation obtained pursuant to, any such by-law before its repeal. All officers and other persons acting under any by-law so repealed shall continue to act as if appointed under this by-law and all resolutions of the shareholders or the board or a committee with continuing effect passed under any repealed by-law shall continue to be good and valid except to the extent inconsistent with this by-law and until amended or repealed.

MADE by the board on October 28, 1993.

/s/ PAUL PENNA Paul Penna President
/s/ BARRY LANDEN Barry Landen Secretary

CONFIRMED by the shareholders in accordance with the Act on this 30th day of November, 1993.

/s/ BARRY LANDEN Barry Landen Secretary

ADOPTED by the Board of Directors this 1st day of January, 1996.

/s/ PAUL PENNA Paul Penna President
/s/ BARRY LANDEN Barry Landen Secretary

18

For Ministry Use Only À l'usage exclusif du ministère	Ontario Corporation Number Numéro de la société en Ontario
1495447

Ministry of Consumer and Ontario Business Services	Ministère des Services aux consommateurs et aux entreprises
CERTIFICATE	CERTIFICAT
This is to certify that these articles are effective on	Ceci certifie que les présents status entrent en vigueur le

JULY 12 JUILLET, 2002

[Signature] Director / Directrice Business Corporations Act / Loi sur les sociétés par actions

Form 3
Business Corporations Act

Formule 3
Loi sur les société par actions

ARTICLES OF AMENDMENT
STATUTS DE MODIFICATION

1.	The name of the corporation is: (Set out in BLOCK CAPITAL LETTERS) Dénomination sociale actuelle de la société : (Écrire en LETTRES MAJUSCULES SEULEMENT) :

	/	A	/	G	/	N	/	I	/	C	/	O	/	-	/	E	/	A	/	G	/	L	/	E	/		/	M	/	I	/	N	/	E	/	S	/		/	L	/	I	/	M	/	I	/	T	/	E	/	D	/		/		/

	/		/		/		/		/		/		/		/		/		/		/		/		/		/		/		/		/		/		/		/		/		/		/		/		/		/		/		/		/

	/		/		/		/		/		/		/		/		/		/		/		/		/		/		/		/		/		/		/		/		/		/		/		/		/		/		/		/		/

	/		/		/		/		/		/		/		/		/		/		/		/		/		/		/		/		/		/		/		/		/		/		/		/		/		/		/		/		/

2.	The name of the corporation is changed to (if applicable): (Set out in BLOCK CAPITAL LETTERS) Nouvelle dénomination sociale de la société (s'il y a lieu) : (Écrire en LETTRES MAJUSCULES SEULEMENT) :

	/	A	/	G	/	N	/	I	/	C	/	O	/	-	/	E	/	A	/	G	/	L	/	E	/		/	M	/	I	/	N	/	E	/	S	/		/	L	/	I	/	M	/	I	/	T	/	E	/	D	/	/	/	M	/

	/	I	/	N	/	E	/	S	/		/	A	/	G	/	N	/	I	/	C	/	O	/	-	/	E	/	A	/	G	/	L	/	E	/		/	L	/	I	/	M	/	I	/	T	/	É	/	E	/		/		/		/

	/		/		/		/		/		/		/		/		/		/		/		/		/		/		/		/		/		/		/		/		/		/		/		/		/		/		/		/		/

	/		/		/		/		/		/		/		/		/		/		/		/		/		/		/		/		/		/		/		/		/		/		/		/		/		/		/		/		/

3.	Date of incorporation/amalgamation: Date de la constitution ou de la fusion :
2001-Oct-17

(Year, Month, Day) (année, mois, jour)

4.	Complete only if there is a change in the number of directors or the minimum / maximum number of directors.
Il faut remplir cette partie seulement si le nombre d'administrateurs ou si le nombre minimal ou maximal d'administrateurs a changé.
Number (or minimum and maximum number) of directors is/are:	number nombre	or ou	minimum minimal	and et	maximum maximal
Nombre (ou nombres minimal et maximal) d'administrateurs :

5.	The articles of the corporation are amended as follow: (continued next page) Les statuts de la société sont modifiés de la façon suivante : (continuer suite page)

1. The name "Agnico-Eagle Mines Limited" is deleted in its entirety from item 1 of the articles of the Corporation and replaced with the following: "Agnico-Eagle Mines Limited/Mines Agnico-Eagle Limitée".

07119 (05/2002)

1

5.	The articles of the corporation are amended as follow: (continued) Les statuts de la société sont modifiés de la façon suivante : (continuation)
2. The following is hereby added under heading "Other Provisions" in the articles of the Corporation:
"The English form "Agnico-Eagle Mines Limited" and the French form "Mines Agnico-Eagle Limitée" of the name of the Corporation are equivalent and are used separately.
6.
The amendment has been duly authorized as required by sections 168 and 170 (as applicable) of the Business Corporations Act.
La modification a été dûment autorisée conformément aux articles 168 et 170 (selon le cas) de la Loi sur les sociétés par actions.
7.
The resolution authorizing the amendment was approved by the shareholders/directors (as applicable) of the corporation on
Les actionnaires ou les administrateurs (selon le cas) de la société ont approuvé la résolution autorisant la modification le
2002-Jun-21

(Year, Month, Day) (année, mois, jour)
These articles are signed in duplicate. Les présents statuts sont signés en double exemplaire.
AGNICO-EAGLE MINES LIMITED

(Name of Corporation) (Dénomination sociale de la société)
(If the name is to be changed by these articles set out current name) (Si l'on demande un changement de nom, indiquer ci-dessus la dénomination sociale actuelle).

2

By/ Par :
/s/ [ILLEGIBLE SIGNATURE]	Vice-President, Finance and CFO

(Signature) (Signature)	(Description of Office) (Fonction)

07119 (05/2002)

3

For Ministry Use Only À l'usage exclusif du ministère	Ontario Corporation Number Numéro de la société en Ontario
1162372

AMALGAMATION NUMBER 1495447
Ministry of Consumer and Ontario Business Services	Ministère des Services aux consommateurs et aux entreprises
CERTIFICATE	CERTIFICAT
This is to certify that these articles are effective on	Ceci certifie que les présents status entrent en vigueur le

OCTOBER 17 OCTOBRE, 2001

[Signature] Director / Directrice Business Corporations Act / Loi sur les sociétés par actions

Form 8
Business Corporations Act

Formule 8
Loi sur les société par actions

1

ARTICLES OF ARRANGEMENT
STATUTS D'ARRANGEMENT

1.	The name of the corporation is: Dénomination sociale de la société

	/	A	/	G	/	N	/	I	/	C	/	O	/	-	/	E	/	A	/	G	/	L	/	E	/	/	M	/	I	/	N	/	E	/	S	/	/	L	/	I	/	M	/	I	/	T	/	E	/	D	/	/	/

	/		/		/		/		/		/		/		/		/		/		/		/		/	/		/		/		/		/		/	/		/		/		/		/		/		/		/	/	/

	/		/		/		/		/		/		/		/		/		/		/		/		/	/		/		/		/		/		/	/		/		/		/		/		/		/		/	/	/

	/		/		/		/		/		/		/		/		/		/		/		/		/	/		/		/		/		/		/	/		/		/		/		/		/		/		/	/	/

2.	The new name of the corporation (if changed by the arrangement:) Nouvelle dénomination sociale de la société si elle est modifiée par suite de l'arrangement :

	/	N	/	/	/	A	/		/		/		/		/		/		/		/		/		/	/		/		/		/		/		/	/		/		/		/		/		/		/		/	/	/

	/		/		/		/		/		/		/		/		/		/		/		/		/	/		/		/		/		/		/	/		/		/		/		/		/		/		/	/	/

	/		/		/		/		/		/		/		/		/		/		/		/		/	/		/		/		/		/		/	/		/		/		/		/		/		/		/	/	/

	/		/		/		/		/		/		/		/		/		/		/		/		/	/		/		/		/		/		/	/		/		/		/		/		/		/		/	/	/

3.	Date of incorporation/amalgamation:	Date de la constitution ou de la fusion :
1996/01/01

(Year, Month, Day) (année, mois, jour)

4.	The arrangement has been approved by the shareholders of the corporation in accordance with section 182 of the Business Corporations Act.	Les actionnaires de la société ont approuvé l'arrangement conformément à l'article 182 de la Loi sur les sociétés par actions.

5.	A copy of the arrangement is attached to these articles as Exhibit "A".	Une copie de l'arrangement constitue l'annexe "A".

6.	The arrangement was approved by the court on	La cour a approuvé l'arrangement le
2001/10/16

(Year, Month, Day) (année, mois, jour)

	and a certified copy of the Order of the court is attached to these articles as Exhibit "B".	une copei conforme de l'ordonnance de la cour constitue l'annexe "B"

7.	The terms and conditions to which the scheme is made subject by the Order have been complied with.	Les conditions que l'ordonnance impose au projet d'arrangement ont été respectées.

2

These articles are signed in duplicate.	Les présents statuts sont signés en double exemplaire.

AGNICO-EAGLE MINES LIMITED

(Name of Corporation) (Dénomination sociale de la société)
By/Par :
	/s/ [ILLEGIBLE SIGNATURE]	President and Chief Executive Officer

	(Signature)	(Description of Office)
	(Signature)	Fonction

Highlander Business
        Solutions
            05/99

3

EXHIBIT "A"

ARRANGEMENT AGREEMENT

        THIS AGREEMENT made as of the 14th day of September 2001.

B E T W E E N :

      MENTOR EXPLORATION AND DEVELOPMENT CO., LIMITED,
      a corporation existing under the laws of the Province of Ontario, (hereinafter
      referred to as "      Mentor"),

OF THE FIRST PART,

–and–

      AGNICO-EAGLE MINES LIMITED,
      a corporation existing under the laws of the Province of Ontario, (hereinafter
      referred to as "      Agnico"),

OF THE SECOND PART.

        WHEREAS Mentor intends to propose to the holders of its common shares an arrangement under Section 182 of the Business Corporations Act (Ontario) (the "OBCA") on the terms of the Plan of Arrangement annexed hereto as Exhibit 1;

        AND WHEREAS each of Agnico and Mentor has agreed to participate in the Arrangement (as hereinafter defined);

        NOW THEREFORE, in consideration of the foregoing and the mutual covenants and agreements hereinafter contained, the parties hereto covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1   Definitions

        In this Agreement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the following meanings respectively:

  "Agnico" means Agnico-Eagle Mines Limited, a company governed by the OBCA;

  "Agnico Shares" means the common shares of Agnico to be issued in connection with the Arrangement, having the rights, privileges, conditions and restrictions set forth in the Plan of Arrangement;

  "Agreement" means this Arrangement Agreement, including the exhibits attached hereto and all amendments hereto;

  "Arrangement" means the arrangement under the provisions of section 182 of the OBCA on the terms and conditions substantially set forth in Plan of Arrangement or any amendment or variation thereto made in accordance with Section 6.1 of this Agreement;

  "business day" means a day on which the TSE and the NYSE are open for trading;

  "CDNX" means the Canadian Venture Exchange;

  "Combined Corporation" means the continuing corporation resulting from the amalgamation of Mentor and Agnico upon the Arrangement becoming effective;

  "Court" means the Ontario Superior Court of Justice (Commercial Court);

  "Director" means the Director appointed under Section 278 of the OBCA;

  "Effective Date" means the date shown on the certificate of arrangement to be endorsed by the Director giving effect to the Arrangement;

  "Final Order" means the Final order made by the Court pursuant to Section 182(5) of the OBCA approving the Arrangement;

  "Information Circular" means the joint management information circular to be sent to shareholders of Mentor in connection with the Meeting;

  "Interim Order" means the order of the Court relating to the Meeting made pursuant to the application therefor contemplated by subsection 4.1(d);

  "Mentor New Class A Shares" means the Class A preferred shares in the capital of Mentor for which the Mentor Shares are to be exchanged in the Mentor Reorganization and which possess the designation, rights, privileges, restrictions and conditions set out in Schedule 1 to the Plan of Arrangement which and are identical to the Mentor Shares;

  "Mentor New Class B Shares" means the Class B preferred shares in the capital of Mentor for which the Mentor Shares are to be exchanged in the Mentor Reorganization and which possess the designation, rights, privileges, restrictions and conditions set out in Schedule 1 to the Plan of Arrangement;

  Mentor New Common Shares" means the common shares in the capital of Mentor for which the Mentor Shares are to be exchanged in the Mentor Reorganization and which possess the designation, rights, privileges, restrictions and conditions identical to the Mentor Shares and which are set out in Schedule 1 to the Plan of Arrangement;

  "Mentor Preferred Shares" means the Mentor New Class A Shares and Mentor New Class B Shares, collectively;

  "Mentor Reorganization" means the reorganization of the share capital of Mentor under the Arrangement as a result of which Mentor shareholders shall exchange their Mentor Shares for Mentor New Common Shares and Mentor Preferred Shares, on the basis of one Mentor New Common Share and one Mentor New Class A Share or one Mentor New Class B Share (as the Mentor shareholder shall elect) for each Mentor Share;

  "Mentor Shares" means the common shares in the capital of Mentor;

  "Meeting" means the special meeting of the holders of Mentor Shares to be held for the purpose of considering and, if thought fit, approving the Arrangement;

  "NYSE" means the New York Stock Exchange, Inc.;

  "OBCA" means the Business Corporations Act, R.S.O. 1990, c.B.16, as amended;

  "Plan of Arrangement" means the plan of arrangement annexed hereto as Exhibit 1 and any amendment or variation thereto made in accordance with Section 6.1 of this Agreement;

  "Sudbury Contact Shares" means the common shares in the capital of Sudbury Contact Mines Limited owned by Mentor; and

  "TSE" means The Toronto Stock Exchange Inc.

1.2    Interpretation Not Affected by Headings, etc.

        The division of this Agreement into articles, sections and exhibits and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof. Unless otherwise indicated, all references to an "Article", "Section" or "Exhibit" followed by a number and/or a letter refer to the specified article, section or exhibit of this Agreement. The terms "this Agreement", "hereof", "herein" and "hereunder" and similar expressions refer to this Agreement and not to any particular Article or section hereof or Exhibit hereto.

1.3    Currency

        Unless otherwise expressly provided, all sums of money referred to in this Agreement are expressed in lawful money of Canada.

1.4    Number, etc.

        Unless the context otherwise requires, words importing the singular shall include the plural and vice versa; words importing any gender shall include all genders; and words importing persons shall include firms and corporations.

1.5    Date For Any Action

        If any date on which any action is required to be taken hereunder by any of the parties hereto is not a business day, such action shall be required to be taken on the next succeeding day which is a business day.

1.6    Entire Agreement

        This Agreement, together with the exhibits and the agreements and other documents herein or therein referred to, constitutes the entire agreement among the parties pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, among the parties with respect to the subject matter hereof.

ARTICLE 2
ARRANGEMENT

2.1    Effective Date of Arrangement

        The Arrangement shall become effective at 12:01 a.m. on the date on which the Director issues the Certificate of Arrangement.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1    Mutual Representations and Warranties

        Each of Mentor and Agnico represents and warrants to and in favour of the other party as follows and acknowledges that the other party is relying upon such representations and warranties in connection with the matters contemplated by this Agreement;

  (a)
  it has been duly formed and is validly existing under the OBCA and has all necessary corporate power, authority and capacity to own its property and assets and to carry on its business as conducted at present;

  (b)
  it has the corporate capacity and power to enter into this Agreement and, subject to obtaining the requisite approvals contemplated hereby, to perform its obligations hereunder;

  (c)
  the execution and delivery of this Agreement and the completion of the transactions contemplated hereby to which it is a party have been duly approved by its board of directors;

  (d)
  this Agreement constitutes a valid and binding obligation of it, enforceable against it in accordance with its terms, subject to the availability of equitable remedies and laws affecting the enforceability of creditors' rights generally;

  (e)
  the execution and delivery of this Agreement and the completion of the transactions contemplated hereby will not result in a violation or breach of or default under any of the terms or provisions of its articles or by-laws or any indenture or other agreement or instrument, written or oral, to which it is a party or by which it is bound or result in the creation of any lien, charge or encumbrance upon any of its material assets under any such agreement or instrument and do not breach any provision of any law or administrative regulation or any judicial or administrative award, judgment or decree applicable to it, the breach of which would have a material adverse effect on it;

  (f)
  the information (including the financial information) set forth in the Information Circular relating to it and its subsidiaries and other interests, their respective businesses and property and the effect of the Arrangement thereon is true, correct and complete in all material respects as at the date as of which such information is given and does not contain any untrue statements of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading in light of the circumstances in which they were made; and

  (g)
  there are no actions, suits, proceedings or investigations commenced, contemplated or threatened against or affecting it, at law or in equity, before or by any governmental department, commission, board, bureau, court, agency, arbitrator or instrumentality, domestic or foreign, of any kind nor are there any existing facts or conditions which may reasonably be expected to be a proper basis for any actions, suits, proceedings or investigations which, in any case, would prevent or hinder the consummation of the transactions contemplated by this Agreement.

3.2   Representations and Warranties of Mentor

        Mentor represents and warrants to and in favour of Agnico as follows and acknowledges that Agnico is relying upon such representations and warranties in connection with the matters contemplated by this Agreement:

  (a)
  Mentor is the registered holder and beneficial owner of 4,441,148 Sudbury Contact Shares;

  (b)
  the authorized capital of Mentor consists of an unlimited number of common shares;

  (c)
  the only outstanding shares in the capital of Mentor are 3,482,351 Mentor Shares, and all of the outstanding Mentor Shares have been duly and validly issued and are outstanding as fully paid and non-assessable shares; and

  (d)
  except as otherwise contemplated by the Plan of Arrangement, no person has any agreement, option, warrant, right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement for the purchase, subscription, allotment or issuance of any unissued Mentor Shares or any other securities of Mentor.

3.3    Representations and Warranties of Agnico

        Agnico represents and warrants to and in favour of Mentor as follows and acknowledges that Mentor is relying upon such representations and warranties in connection with the matters contemplated by this Agreement;

  (a)
  the authorized capital of Agnico consists of an unlimited number of common shares; and

  (b)
  the only outstanding shares in the capital of Agnico are 66,826,009 common shares, and all of the outstanding Agnico Shares have been duly and validly issued and are outstanding as fully paid and non-assessable shares.

ARTICLE 4
COVENANTS

4.1    Mutual Covenants

        Each of Mentor and Agnico covenants and agrees with the other as follows:

  (a)
  the information set forth in the Information Circular relating to it and its subsidiaries and other interests, their respective business and property and the effects of the Arrangement thereon will be true, correct and complete in all material respects and will not contain any untrue statements of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading in light of the circumstances in which they are made;

  (b)
  until the Effective Date or the earlier termination of this Agreement in accordance with Article 6, except with the written consent of the other party hereto or as contemplated hereby, each of Mentor and Agnico shall:

  (i)
  carry on its business in the ordinary course in substantially the same manner as heretofore conducted and shall preserve intact its present business organization;

  (ii)
  not declare any dividends on or make any other distribution in respect of any of its outstanding securities;

  (iii)
  not issue, set aside, reserve, authorize or propose the issuance of, or purchase or redeem or propose the purchase or redemption of any shares of any class or series in its capital or securities convertible into, or rights, warrants or options to acquire, any such shares or other convertible securities, except, in the case of Agnico, the exercise in the ordinary course in respect of the US$126.5 million Convertible Notes issued January 27, 1994 and due January 27, 2004 or pursuant to Agnico's Shareholders Rights Plan.

  (iv)
  not guarantee the payment of indebtedness or incur indebtedness for money borrowed or issue or sell any debt securities, expect in the ordinary course; and

  (v)
  not amalgamate, merge or consolidate with any corporation or body corporate;

  (c)
  it shall perform the obligations required to be performed by it under the Plan of Arrangement and shall do all such acts and things as may be necessary or required in order to give effect to the Arrangement and, without limiting the generality of the foregoing, it shall use its best efforts to:

  (i)
  obtain the approvals, including the approvals of its shareholders, required for the implementation of the Arrangement;

  (ii)
  use all reasonable commercial efforts to obtain all listing approvals from the TSE and the NYSE in connection with the Arrangement;

    (iii)
    obtain such other consents, orders and approvals as counsel may advise are necessary or desirable for the implementation of the Arrangement, including those referred to in Section 5.1 hereof;

  (d)
  give prompt notice to the other party of the occurrence or failure to occur, at any time prior to the Effective Date, of any event the occurrence or failure to occur of which would, or would be likely to:

  (i)
  cause any of its representations or warranties contained herein to be untrue or inaccurate in any material respect; or

  (ii)
  result in its failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder, provided, however, that no such notification shall affect the representations or warranties of the parties or the conditions to the obligations of the parties hereunder.

4.2    Covenants of Mentor

        Mentor further covenants and agrees with Agnico as follows:

  (a)
  it shall expeditiously file and mail the Information Circular in accordance with all applicable laws and regulatory requirements; and

  (b)
  it shall use its best efforts to apply to the Court pursuant to Section 182 of the OBCA for the Interim Order providing for, among other things, the calling and holding of the Meeting for the purpose of considering and, if thought fit, approving the Arrangement and if the approval of the Arrangement as set forth in the Interim Order is obtained, thereafter take all necessary steps to submit the Arrangement to the Court and apply for the Final Order in such fashion as the Court may direct.

4.3    Covenants of Agnico

        Agnico further covenants and agrees with Mentor as follows:

  (a)
  subject to Article 5 of this Agreement, it shall, at the Meeting, vote all of its Mentor Shares held by it in favour of the Arrangement;

  (b)
  it shall elect, in the Mentor Reorganization, to exchange each Mentor Share held by it for one Mentor New Common Share and one Mentor New Class A Share;

  (c)
  it shall use its best efforts to file articles of arrangement in respect of the Arrangement; and

  (d)
  it shall use its best efforts to cause the Combined Corporation to make, in a timely manner, all necessary filings with the United States Securities and Exchange Commission.

ARTICLE 5
CONDITIONS PRECEDENT

5.1    Mutual Conditions Precedent

        The obligations of each party hereto to complete the transactions contemplated by this Agreement and to file articles of arrangement to give the effect to the Arrangement shall be subject to the satisfaction, on or before the Effective Date, of the following conditions precedent:

  (a)
  the Arrangement, with or without amendment, shall have been approved at the Meeting in accordance with the Interim Order;

  (b)
  each of the Interim Order and the Final Order shall have been obtained in form and on terms with satisfactory to each of Mentor and Agnico;

  (c)
  the Final Order, together with articles of arrangement, shall have been accepted by the Director for filing;

  (d)
  there shall not be in force any order or decree of a court of competent jurisdiction, any federal, provincial, municipal or other governmental department or any commission, board, agency or regulatory body restraining, interfering with or enjoining the consummation of the transactions contemplated by this Agreement, including, without limitation, the Plan of Arrangement;

  (e)
  the TSE and NYSE shall have approved or conditionally approved the listing thereon of the Agnico Shares issuable to Mentor shareholders pursuant to the Arrangement as of the Effective Date, subject to compliance with the usual requirements of such stock exchanges;

  (f)
  CDNX shall have consented to the Arrangement;

  (g)
  all material consents, orders and approvals including regulatory and judicial approvals and orders, required or necessary or desirable, in the opinion of Mentor or Agnico, acting reasonably, for the completion of the Arrangement shall have been obtained or received from the persons, authorities or bodies having jurisdiction in the circumstances, including the receipt of such orders and rulings from securities regulators in the provinces and/or territories of Canada as are necessary to ensure that the Agnico Shares issued and the Sudbury Contact Shares distributed pursuant to the Arrangement may be delivered to holders of Mentor Shares in each jurisdiction without a prospectus or registration and that such Agnico Shares and Sudbury Contact Shares may be resold in each such jurisdiction without a hold period restriction on the shareholders receiving such shares pursuant to the Arrangement (other than by any holder of Agnico Shares or Sudbury Contact Shares holding a sufficient number of such shares to affect materially the control of Agnico or Sudbury Contact, as the case may be, within the meaning of applicable securities legislation);

  (h)
  none of the consents, orders, regulations or approvals required or desirable for implementation of the Arrangement shall contain terms or conditions or require undertakings or security considered unsatisfactory or unacceptable to such party, acting reasonably;

  (i)
  each party shall be satisfied that there has not occurred any adverse material change in the affairs of the other party;

  (j)
  all covenants of the other party hereto under this Agreement to be performed for such party's benefit on or before the Effective Date shall have been duly performed in all material respects;

  (k)
  all representations and warranties of the other party hereto in favour of such party under this Agreement shall be true and correct on the date hereof and as of the Effective Date, with the same effect as if such representations and warranties had been made at and as of such date, and such party shall have received certificates, addressed to it and dated the Effective Date, of two senior officers of the other corporate party hereto confirming the same;

  (l)
  the board of directors of the other party hereto shall have passed all necessary resolutions, and all other necessary corporate action shall have been taken by such party to authorize and complete the transactions contemplated by this Agreement involving such party;

  (m)
  Mentor shall not have received notices of the exercise of rights of dissent under Section 185 of the OBCA in respect of more than 5% of the aggregate number of Mentor Shares issued and outstanding as at the date of the Information Circular; and

  (n)
  this Agreement shall not have been terminated pursuant to Section 6.2.

5.2   Merger of Conditions

        The conditions precedent set forth in this Agreement shall be conclusively deemed to have been satisfied, waived or released when the Certificate of Arrangement in respect of the Arrangement is issued by the Director; provided that nothing in this Section 5.2 shall relieve any party from its obligations relating to such party's representations and warranties contained herein.

ARTICLE 6
AMENDMENT AND TERMINATION

6.1   Amendments in respect of Arrangement

(a)
Subject as hereinafter provided and to applicable law, the provisions of this Agreement with respect to the Arrangement may, at any time before or after the holding of the Meeting, be amended without further notice to, or authorization on the part of, the shareholders of Mentor by written agreement of the parties hereto, provided that any such amendment does not materially adversely affect the shareholders of Mentor.

(b)
The provisions of this Agreement with respect to the Arrangement may be amended in accordance with the Final Order, but if the terms of the Final Order require any such amendment, the rights of the parties hereto under Section 5.1, 5.2 and 6.2 shall remain unaffected.

6.2   Termination

(a)
If any condition herein for the benefit of a party hereto is not satisfied at or before the Effective Date to the satisfaction, of such party, then such party, by notice to the other party hereto, may terminate this Agreement, but without detracting from the rights of such party arising from any breach of covenant by another party hereto but for which the condition would have been satisfied.

(b)
This Agreement may at any time, before or after the Meeting, be terminated by the mutual agreement of the parties hereto without further action on the part of their respective shareholders.

6.3   Effect of Termination

        Upon the termination of this agreement pursuant to Section 6.2, this Agreement shall forthwith terminate and, expect in the case of a party hereto that is not in compliance with its obligations hereunder, no party hereto shall have any liability or further to any other party hereto.

ARTICLE 7
GENERAL

7.1   Transaction Costs

        All costs, charges and expenses incurred at any time up to the Effective Date, if any, by any of the parties hereto in connection with this Agreement and the transactions contemplated hereby including printing, legal and other costs, charges and expenses common to parties hereto shall be borne by Mentor as to 50% and Agnico as to 50%.

7.2   Notices

        All notices and other communications which may or are required to be given to any party hereto pursuant to any provision of this Agreement shall be given or made in writing and shall be deemed to be validly given if served personally or by facsimile transmission in each case addressed to the particular party at:

  Suite 2302
  401 Bay Street
  Toronto, Ontario
  M5H 2V4
  Attention: President and Chief Executive Officer

or such other address of which any party may, from time to time, advise the other parties by notice in writing given in accordance with the foregoing. The date of receipt of any such notice shall be deemed to be the date of delivery thereof.

7.3   Assignment

        Neither of the parties hereto may assign its rights under this Agreement without the prior written consent of the other party hereto.

7.4   Binding Effect

        This Agreement shall ensure to the benefit of and be binding upon the parties hereto and their respective successors (including any successor by reason of amalgamation or statutory arrangement) and permitted assigns.

7.5   Waiver and Modifications

        Either of the parties hereto may waive or consent to the modification of, in whole or in part, any inaccuracy of any representation or warranty made to it hereunder or in any document to be delivered pursuant hereto and may waive or consent to the modification of any of the covenants herein contained for its benefit or waive or consent to the modification of any of the obligations for its benefit of any other party hereto. Any waiver or consent to the modification of any of the provisions of this Agreement, to be effective, must be in writing executed by the party granting such waiver or consent.

7.6   Governing Law

        This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein and shall be treated in all respects as an Ontario contract.

7.7   Counterparts

        This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.

        IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first above written.

MENTOR EXPLORATION AND DEVELOPMENT CO., LIMITED
By:

By:

AGNICO-EAGLE MINES LIMITED
By:

By:

EXHIBIT 1

TO THE ARRANGEMENT AGREEMENT MADE AS OF
THE 14th DAY OF SEPTEMBER, 2001 BETWEEN
MENTOR EXPLORATION AND DEVELOPMENT CO., LIMITED
AND
AGNICO-EAGLE MINES LIMITED

PLAN OF ARRANGEMENT

ARTICLE 1
INTERPRETATION

1.1   Definitions

        In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the following meanings respectively:

  "Agnico" means Agnico-Eagle Mines Limited;

  "Agnico Shares" means common shares in the capital of Agnico.

  "Amalgamation" means the amalgamation of Mentor and Agnico by means of this Plan of Arrangement;

  "Arrangement Agreement" means the agreement made as of the 14th day of September, 2001 between Mentor and Agnico to which this Plan of Arrangement is set out as Exhibit 1, and all amendments thereto;

  "business day" means a day on which the TSE and the NYSE are open for trading;

  "Certificate of Arrangement" means the certificate of arrangement to be issued by the Director giving effect to the Arrangement;

  "Combined Corporation" means Agnico-Eagle Mines Limited, the continuing corporation constituted by the Amalgamation.

  "Computershare" means Computershare Trust Company of Canada, Mentor's and Agnico's registrar and transfer agent.

  "Director" means the Director appointed under section 278 of the OBCA;

  "Dissenting Shareholder" means, a holder of Mentor Shares who exercises, or purports to exercise, rights of dissent in accordance with section 185 of the OBCA with respect to the special resolution approving the Arrangement;

  "Effective Date" means the date shown on the Certificate of Arrangement;

  "Exchange Election" means the election made by holders of Mentor Shares to exchange each of their Mentor Shares for one Mentor New Common Share, and either one Mentor New Class A Share or one Mentor New Class B Share;

  "Exchange Election Form" means the election form used by Mentor shareholders to make the Exchange Election;

  "ITA" means the Income Tax Act (Canada), R.S.C. 1985, c.1 (5th supplement), as amended;

  "Meeting" means the special meeting of Mentor Shareholders called to consider and, if thought fit, pass the special resolution approving the arrangement, substantially on the terms and conditions set forth in this Plan of Arrangement;

  "Mentor" means Mentor Exploration and Development Co., Limited;

  "Mentor New Class A Shares" means the Class A preferred shares in the capital of Mentor for which the Mentor Shares are to be exchanged in the Mentor Reorganization and which possess the designation, rights, privileges, restrictions and conditions set out in Schedule 1 to this Plan of Arrangement which and are identical to the Mentor Shares;

  "Mentor New Class B Shares" means the Class B preferred shares in the capital of Mentor for which the Mentor Shares are to be exchanged in the Mentor Reorganization and which possess the designation, rights, privileges, restrictions and conditions set out in Schedule 1 to this Plan of Arrangement;

  "Mentor New Common Shares" means the common shares in the capital of Mentor for which the Mentor Shares are to be exchanged in the Mentor Reorganization, and which possess the designation, rights, privileges, restrictions and conditions set out in Schedule 1 to this Plan of Arrangement which are identical to the Mentor Shares;

  "Mentor Preferred Shares" means the Mentor New Class A Shares and Mentor New Class B Shares, collectively;

  "Mentor Reorganization" means the reorganization of the share capital of Mentor under the Arrangement as a result of which Mentor shareholders shall exchange their Mentor Shares for Mentor New Common Shares and Mentor Preferred Shares, on the basis of one Mentor New Common Share and one Mentor New Class A Share or one Mentor New Class B Share (as the Mentor shareholder shall elect) for each Mentor Share;

  "Mentor Shares" means the common shares in the capital of Mentor;

  "NYSE" means the New York Stock Exchange, Inc.;

  "OBCA" means the Business Corporations Act, R.S.O.1990, c.B.16, as amended; and

  "Sudbury Contact" means Sudbury Contact Mines Limited, a company governed by the OBCA;

  "TSE" means The Toronto Stock Exchange Inc.

1.2    Interpretation Not Affected by Headings, etc.

        The division of this Plan of Arrangement into articles, sections and schedules and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof. Unless otherwise indicated, all references to an "Article", "Section" or "Schedule" followed by a number and/or a letter refer to the specified article, section or schedule of this Plan of Arrangement. The terms "this Plan of Arrangement", "hereof", "herein" and "hereunder" and similar expressions refer to this Plan of Arrangement and the Schedules hereto and not to any particular article, section or schedule hereof and include any agreement or instrument supplementary or ancillary thereto.

1.3    Currency

        Unless otherwise expressly provided, all sums of money referred to in this Plan of Arrangement are expressed in lawful money of Canada.

1.4   Numbered

        Unless the context otherwise requires, words importing the singular shall include the plural and vice versa; words importing any gender shall include all genders; and words importing persons shall include Firms and corporations.

1.5   Applicable Law

        This Plan of Arrangement shall be governed by and construed in accordance with the laws of the Province of Ontario and laws of Canada applicable therein.

ARTICLE 2
ARRANGEMENT AGREEMENT

2.1   Arrangement Agreement

        This Plan of Arrangement is made pursuant to the provisions of the Arrangement Agreement.

ARTICLE 3
THE ARRANGEMENT

3.1   The Arrangement

        On the Effective Date, subject to the provisions of Section 4.1 and Section 5.1 hereof, the following shall occur and shall be deemed to occur in the following order without any further act or formality:

  (a)
  The Mentor Articles shall be amended to create the Mentor New Common Shares, the Mentor New Class A Shares and the Mentor New Class B Shares. The Mentor Class A Shares shall have, as a class, stated and paid-up capital of $1.00. The Mentor Class B Shares shall have, as a class, stated and paid-up capital of $1,900,000.

  (b)
  Pursuant to and in accordance with the Exchange Election made by the Mentor shareholders, the Mentor shareholders shall exchange each Mentor Share held by them for:

  (i)
  one Mentor New Common Share and one Mentor New Class A Share; or

  (ii)
  one Mentor New Common Share and one Mentor New Class B Share.

  (c)
  The Mentor Shares received by Mentor in exchange for Mentor New Common Shares and Mentor Preferred Shares shall be cancelled.

  (d)
  Mentor shall redeem for cancellation the Mentor New Class A Shares and Mentor New Class B Shares, in consideration for 1.2753303 Sudbury Contact Shares for each Mentor Preferred Share so redeemed.

  (e)
  Each issued and outstanding Mentor New Common Share shall be exchanged for .21 Agnico Shares.

  (f)
  Agnico will amalgamate with its wholly-owned subsidiary Mentor pursuant to subsection 177(1) of the OBCA and continue under the name Agnico-Eagle Mines Limited, as a result of which Amalgamation, all Mentor New Common Shares shall be cancelled.

3.2   No Fractional Shares

        No fractional Agnico Shares or Sudbury Contact shares shall be issued in connection with the Arrangement. In lieu thereof, the Combined Corporation shall pay to each person otherwise entitled to such a fractional interest an amount equal to the fractional interest multiplied by the simple average of the closing prices for the Agnico Shares or the Sudbury Contact Shares, as applicable, on the TSE for the first five days upon which such shares are traded on that exchange following the Effective Date. Payments to persons resident in the United States of America shall be made by way of cheque payable in the United States dollars converted, based upon the noon buying rate on the Effective Date in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. Payments to all other persons shall be made by way of cheque.

3.3   The Combined Corporation

        Upon the Amalgamation, the following shall apply to and in respect of the Combined Corporation:

  (a)
  The name of the Combined Corporation shall be Agnico-Eagle Mines Limited.

  (b)
  The Agnico Shares issued to the holders of Mentor Shares in connection with the Arrangement shall constitute common shares in the capital of the Combined Corporation.

  (c)
  The Combined Corporation shall possess all the property, rights, privileges and franchises of each of Agnico and Mentor and shall be subject to all the liabilities, including civil, criminal and quasi-criminal, and all contracts, disabilities and debts of each of Agnico and Mentor.

  (d)
  There shall be no restrictions on the business which the Combined Corporation is authorized to carry on.

  (e)
  The registered office of the Combined shall be in the Municipality of Metropolitan Toronto in the Province of Ontario.

  (f)
  The authorized capital of the Combined Corporation shall be the authorized capital of Agnico, as it was immediately prior to the Amalgamation.

  (g)
  The board of directors, of the Combined Corporation shall, until otherwise changed in accordance with the OBCA, consist of a minimum of 5 directors and a maximum of 12 directors, the number of which may be fixed from time to time by the board of directors of the Combined Corporation.

  (h)
  At the Effective Date, the directors of the Combined Corporation shall be the individuals who were the directors of Agnico immediately prior to the Amalgamation. Such directors shall hold office in accordance with their terms of election.

  (i)
  The by-laws of the Combined Corporation, until repealed, amended or altered, shall be the by-laws of Agnico as they were immediately prior to the Amalgamation.

  (j)
  At the Effective Date, the officers of the Combined Corporation shall be the individuals who were the officers of Agnico immediately prior to the Amalgamation. Such officers shall hold office at the pleasure of the board of directors of the Combined Corporation.

  (k)
  The auditors of the Combined Corporation shall be Ernst & Young LLP.

3.4   Further Assurances

        Notwithstanding that the transactions or events set out in Section 3.1 shall occur and be deemed to occur in the order therein set out without any further act or formality, each of Mentor and Agnico agree to make, do and execute or cause and procure to be made, done and executed all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may be required by it to further document or evidence any of the transactions or events set out in Section 3.1.

ARTICLE 4
DISSENTING SHAREHOLDERS

4.1   Dissenting Shareholders

        A Dissenting Shareholder who:

  (a)
  ultimately is entitled to be paid fair value for such holder's Mentor Shares (the "Dissenting Shares"), as the case may be, shall be deemed to have transferred his or her Dissenting Shares to the corporation that issued such shares for cancellation immediately prior to the Effective Date; or

  (b)
  ultimately is not entitled, for any reason, to be paid fair value for such holder's Dissenting Shares shall be deemed to have participated in the Arrangement on the same basis as any non-dissenting shareholder of Mentor Shares and shall receive Agnico Shares and Sudbury Contact Shares as provided for in Subsections 3.1(d) and 3.1(e), and shall be paid for any fractions of such shares to which such holder is entitled as provided for in Section 3.2, and, except following a determination of entitlement in accordance with paragraph (b) above, in no case shall the Combined Corporation be required to recognize such Dissenting Shareholder as a shareholder of the Combined Corporation from and after the Effective Date, and the name of such Dissenting Shareholder shall not be added to the register of holders of shares of the Combined Corporation from and after the Effective Date.

ARTICLE 5
SHARE CERTIFICATES

5.1   Entitlement to Share Certificates and Dividends, etc.

  (a)
  As soon as practicable after the Effective Date, the Combined Corporation shall deliver to Computershare for the benefit of holders of Mentor Shares, share certificates representing in the aggregate the Agnico Shares to which such holders are entitled pursuant to the Arrangement, which certificates shall be delivered to such holders in accordance with the terms hereof.

  (b)
  Certificates representing Agnico Shares and Sudbury Contact Shares will be delivered to each holder of Mentor Shares as soon as practicable following the surrender to Computershare of the certificates representing such holder's shares together with a properly completed and executed letter of transmittal in the appropriate form provided to such holder and any other required documents referred to in such letter of transmittal.

  (c)
  All dividends paid and distributions made in respect of Agnico Shares and Sudbury Contact Shares issued to a holder of Mentor Shares but for which a certificate has not been delivered to the holder in accordance with paragraph 5.1(b), shall be paid to Computershare be held by Computershare in trust for such holder. Computershare shall pay and deliver to any such holder, as soon as reasonably practicable after application is made therefor by such holder to Computershare in such form as Computershare may reasonably require, such dividends, distributions, cash and interest accrued, net of withholding and other taxes, to which such holder is entitled.

ARTICLE 6
ELECTIONS

6.1    Mentor shareholders making the Exchange Election must deposit a properly completed and signed letter of transmittal ("Letter of Transmittal") with Computershare no later than the business day preceding the day of the Meeting and any adjournment thereof (the "Election Deadline"). The Combined Corporation acting reasonably, shall have the discretion to determine whether Letter of Transmittal have been properly completed, signed and submitted and to disregard immaterial defects in Letter of Transmittal. The decision of the Combined Corporation acting reasonably in such matters shall be conclusive and binding. Neither The Combined Corporation nor Computershare shall be under any obligation to notify any person of any defect in a Exchange Election submitted. An Exchange Election may not be revoked after receipt thereof by Computershare.

6.2    A Mentor shareholder of record who holds Mentor Shares as a nominee, custodian, depository, trustee or in any other representative capacity for beneficial owners of Mentor Shares may submit multiple Exchange Election Forms.

6.3    A Mentor Shareholder who does not deposit a Letter of Transmittal making a Exchange Election with Computershare by the Election Deadline or whose Exchange Election is defective or incomplete shall be deemed to have elected to exchange each Mentor Share held by such shareholder for one Mentor New Common Share and one Mentor New Class B Share.

6.4    Mentor shall use all reasonable efforts to mail the Letter of Transmittal to all persons who become Mentor shareholders during the period between the date of mailing of the Mentor management information circular relating to the Meeting and the close of business (Toronto time) on the day that is seven calendar days prior to the date of the Meeting and to make the Letter of Transmittal available to all persons who become Mentor shareholders subsequent to such day and no later than the Election Deadline.

ARTICLE 7
TAX ELECTION FORMS UNDER SECTION 85 OF THE INCOME TAX ACT

7.1    Each mentor shareholder who wishes to avail himself of the elective provisions of section 85 of the ITA in respect of the exchange of property described in subsection 3.1(b) hereof shall provide to the Combined Corporation, on or before December 31, 2001, a properly completed T2058, for partnerships, or T2057 election form (or such other form which is prescribed for the purposes of section 85 of the ITA from time to time) and the Combined Corporation shall execute such form as transferee, provided such form is received by the Combined Corporation on or before December 31, 2001, and shall return such form, duly executed, to such Mentor shareholder at the address provided on the form for filing by such Mentor shareholder. The Combined Corporation shall not be responsible for any loss or damage resulting from such Mentor shareholder. The Combined Corporation shall not be responsible for any loss or damage resulting from such an election being incomplete or invalid or from the late filing of such form, and proper completion, timely filing and validity of the election shall be the sole responsibility of the Mentor shareholders.

SCHEDULE 1 TO PLAN OF ARRANGEMENT

        The articles of Mentor Exploration and Development Co., Limited (the "Corporation") are amended as follows:

1.
by providing that the following clause shall be added to the designations, preferences, rights, conditions, restrictions, limitations or prohibitions attaching to the common shares of the Corporation:

1.1
Conversion Election: Each issued and fully paid common share shall be converted at the option of the holder thereof into either: (i) 1 Common Share and 1 Class A Preferred Share ("Conversion Option 1"); or (ii) 1 Common share and 1 Class B Preferred Share ("Conversion Option 2") (collectively, with Conversion Option 1, the "Conversion Options"). The conversion election herein provided for shall be exercised by notice in writing given to the Corporation on or before such date as the Corporation shall reasonably determine, accompanied by a certificate or certificates representing the common shares in respect of which the holder thereof desires to exercise such right of conversion and such notice shall be signed by the person registered on the books of the Corporation as the holder of the common shares in respect of which such right is being exercised or by his duly authorized attorney and shall specify the number of common shares which the holder desires to have converted, and which of the Conversion Options the holder elects to receive. Upon receipt of such notice, the Corporation shall issue certificates representing fully paid Common Shares and either Class A Preferred Shares or Class B Preferred Shares, depending on which Conversion Option has been elected by the holder, upon the basis above prescribed and in accordance with the provisions hereof, to the registered holders of the common shares represented by the certificate or certificates accompanying such notice. All shares resulting from any such conversion shall be deemed to be issued as fully paid and non-assessable. Should a holder fail to tender a notice electing a Conversion Option or a notice tendered by a holder fails to indicate an elected Conversion Option, the holder shall be deemed to have elected Conversion Option 2.

2.
by the creation of an unlimited number of Common Shares which shall be designated as "Common Shares", to which shall be attached the following designations, preferences, rights, condition, restrictions, limitations or prohibitions:

2.1
Payment of Dividends: The holders of the Common Shares shall be entitled to receive dividends if, as and when declared by the board of directors of the Corporation out of the assets of the Corporation properly applicable to the payment of dividends in such amount and payable at such times and at such place or places in Canada as the board of directors may from time to time determine. The directors may, in their discretion declare dividends on the Common Shares without at the same time declaring dividends on any other class of the Corporation.

2.2
Participation upon Liquidation, Dissolution or Winding-Up: In the event of the liquidation, dissolution or winding up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of the Common Shares shall, subject to prior rights of the holders of the Class A Preferred Shares, and the Class B Preferred Shares receive the remaining assets of the Corporation.

2.3
Right to Vote: The holders of the Common Shares shall be entitled to receive notice of and to attend all meetings of the shareholders of the Corporation and to cast 1 vote in respect of each Common Share held at all such meetings other than meetings at which only the holders of another class or series of shares are entitled to vote separately as a class or series.

2.4
Stated Capital: Subject to the requirements of the Business Corporations Act (Ontario), as now enacted or as the same may be from time to time amended, enacted or replaced (the "Act"), the stated capital of the Common Shares, as a class, shall be $1.00.

3.
by the creation of an unlimited number of Class A redeemable retractable preferred shares, which shall be designated as "Class A Preferred Shares", to which shall be attached the following designations, preferences, rights, conditions, restrictions, limitations or prohibitions:

3.1
Definitions.

  In this paragraph 3.1, the following terms shall have the following meanings unless the context requires otherwise:

  "Market Value of the Sudbury Contact Shares" means the last reported sales price of the Sudbury Contact Shares on The Toronto Stock Exchange on the last trading day prior to the Redemption Date or Retraction Date, as applicable;

  "Redemption Amount" with respect to any Class A Preferred Share means an amount which is equal to the aggregate Market Value of the Sudbury Contact Shares at the Redemption Date divided by the aggregate Class A Preferred Shares and Class B Preferred Shares outstanding at the Redemption Date;

  "Redemption Date" means the business day specified in the Redemption Notice or such earlier or later date as may be agreed between the Corporation and the holder of the Class A Preferred Shares to be redeemed;

  "Redemption Notice" means a notice in writing given by the Corporation to a holder of Class A Preferred Shares pursuant to Section 3.5, specifying that the Class A Preferred Shares referred to in such notice are to be redeemed; provided that, notwithstanding the foregoing, an order of a court of competent jurisdiction authorizing the redemption by the Corporation of Class A Preferred Shares shall constitute a Redemption Notice;

  "Redemption Price" with respect to any Class A Preferred Shares means the Redemption Amount of such shares, together with all declared but unpaid dividends thereon;

  "Retraction Amount" with respect to any Class A Preferred Share means an amount which is equal to the aggregate Market Value of the Sudbury Contact Shares at the Retraction Date divided by the aggregate Class A Preferred Shares and Class B Preferred Shares outstanding at the Retraction Date;

  "Retraction Date" means the business day specified in the Retraction Notice on which the Class A Preferred Shares referred to in such Retraction Notice are to be redeemed, or such earlier or later date as may be agreed in writing between the Corporation and the holder of the Class A Preferred Shares to be redeemed;

  "Retraction Notice" means a notice in writing given by the holder of Class A Preferred Shares to the Corporation pursuant to Section 3.6, specifying that the holder wishes to have the Corporation redeem the Class A Preferred Shares held by such holder which are referred to in such notice;

  "Retraction Price" with respect to any Class A Preferred Shares means the Retraction Amount of such shares, together with all declared but unpaid dividends thereon;

  "Sudbury Contact Shares" means the aggregate number of common shares owned by the Corporation in the capital of Sudbury Contact Mines Limited at the relevant time;

  3.2
  Payment of Dividends: The holders of the Class A Preferred Shares shall be entitled to receive dividends if, as and when declared by the board of directors of the Corporation out of the assets of the Corporation properly applicable to the payment of dividends in such amount and payable at such times and at such place or places in Canada as the board of directors may from time to time determine, provided, however, that no dividend shall be paid on or in respect of the Class A Preferred Shares unless an identical dividend is declared and paid on the Class B Preferred Shares.

  3.3
  Participation upon Liquidation, Dissolution or Winding-up: In the event of the liquidation, dissolution or winding-up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of the Class A Preferred Shares shall, subject to the prior rights of the holders of any other class of shares of the Corporation, but pari passu with the holders of Class B Preferred Shares, be entitled to receive a sum equal to the Redemption Price at the date of such liquidation, dissolution or winding-up in respect of each such share. After payment to a holder of Class A Preferred Shares of the amounts so payable to such holder as provided for herein, such holder shall not be entitled, as such, to share further in any distribution of the assets or property of the Corporation.

  3.4
  Right to Vote: Except as provided by applicable law, the holders of Class A Preferred Shares shall not be entitled to receive notice of and to attend all meetings of the shareholders of the Corporation and shall not be entitled to vote at any such meeting.

  3.5
  Redemption:

  (a)
  Subject to the requirements of the Act, the Corporation may, upon giving notice as hereinafter provided, redeem at any time the whole or from time to time any part of the then outstanding Class A Preferred Shares by paying to the registered holder(s) thereof the Redemption Price for each such Class A Preferred Share being redeemed.

  (b)
  Notwithstanding paragraph (a) of this Section 3.5, no Class A Preferred Shares shall be redeemed unless a pro rata number of Class B Preferred Shares are redeemed at the same time. If the Corporation desires to redeem only a part of the then outstanding Class A Preferred Shares and Class B Preferred Shares, the shares to be redeemed shall be selected on pro rata basis among the aggregate Class A Preferred Shares and Class B Preferred Shares, disregarding fractions.

  (c)
  In the case of redemption of the Class A Preferred Shares in accordance with the provisions hereof, the Corporation shall, at least 10 days before the date specified for redemption, mail to each person, who at the date of mailing is a registered holder of the Class A Preferred Shares to be redeemed, a Redemption Notice, specifying the intention of the Corporation to redeem such Class A Preferred Shares. Such Redemption Notice shall be mailed by letter, postage prepaid, addressed to each such shareholder at his address as it appears on the records of the Corporation or in the event of the address of any such shareholder not so appearing then to the last known address of such shareholder; provided, however, that accidental failure to give any such Redemption Notice to one or more of such shareholders shall not affect the validity of such redemption. Such Redemption Notice shall set out the basis on which the Redemption Price shall be calculated, the Redemption Date and if part only of the shares held by the person to whom it is addressed is to be redeemed, the number thereof so to be redeemed. Notwithstanding the foregoing, a Redemption Notice arising as a result of court order shall be exercisable immediately.

  (d)
  On or after the date so specified for redemption, the Corporation shall pay or cause to be paid to or to the order of the registered holders of the Class A Preferred Shares to be redeemed the Redemption Price thereof on presentation and surrender, at the registered office of the Corporation or any other place designated in such notice, of the certificates representing the Class A Preferred Shares called for redemption. Such payment shall be made by cheque payable at par at any branch of the Corporation's bankers in Canada or, at the option of the Corporation, all or part of the Redemption Price may be satisfied by the distribution to the holders of Class A Preferred Shares being redeemed, such number of Sudbury Contact Shares as have a Market Value equal to that portion of the Redemption Price being satisfied thereby. If a part only of the shares represented by any certificate is redeemed, a new certificate for the balance shall be issued at the expense of the Corporation.

  (e)
  From and after the date specified for redemption in any such Redemption Notice the Class A Preferred Shares called for redemption shall cease to be entitled to dividends and the holders thereof shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the Redemption Price shall not be made upon presentation of certificates in accordance with the foregoing provisions, in which case the rights of the shareholders shall remain unaffected. The Corporation shall have the right, at any time after the Redemption Date, to deposit the Redemption Price of the Class A Preferred Shares so called for redemption or of such of the said shares represented by certificates as have not at the date of such deposit been surrendered by the holders thereof in connection with such redemption, to a special account in any chartered bank or in any trust company in Canada named in such notice, to be paid without interest to or to the order of the respective holders of such Class A Preferred Shares called for redemption upon the presentation and surrender to such bank or trust company of the certificates representing the same, and upon such deposit being made or upon the date specified for redemption in such notice, whichever is the later, the Class A Preferred Shares in respect whereof such deposit shall have been made shall be redeemed and the rights of the holders thereof after such deposit or such redemption date, as the case may be, shall be limited to receiving without interest their proportionate part of the total Redemption Amount so deposited against presentation and surrender of the said certificates held by them respectively and any interest allowed on such deposit shall belong to the Corporation.

  3.6
  Redemption at Option of Holder:

  (a)
  A holder of Class A Preferred Shares shall be entitled to require the Corporation to redeem, subject to the requirements of the Act, at any time or times all or any of the Class A Preferred Shares registered in the name of such holder on the books of the Corporation by tendering to the Corporation at its registered office a share certificate or certificates representing the Class A Preferred Shares which the registered holder desires to have the Corporation redeem together with a request in writing specifying: (i) that the registered holder desires to have the Class A Preferred Shares represented by such certificate or certificates redeemed by the Corporation and, if part only of the shares represented by such certificate or certificates are to be redeemed, the number thereof so to be redeemed; (ii) the business day (herein referred to as the "Retraction Date") on which the holder desires to have the Corporation redeem such Class A Preferred Shares. The Retraction Date shall be not less than 30 days after the day on which the request in writing is given to the Corporation.

  (b)
  Upon receipt of a share certificate or certificates representing the Class A Preferred Shares which the registered holder desires to have the Corporation redeem together with such a request, the Corporation shall on the Retraction Date redeem such Class A Preferred Shares by paying to such registered holder the Retraction Price for each such Class A Preferred Share being redeemed. Such payment shall be made by cheque payable at par at any branch of the Corporation's bankers for the time being in Canada or, at the option of the Corporation, all or part of the Retraction Price may be satisfied by the distribution to the holders of the Class A Preferred Shares being so redeemed, such number of Sudbury Contact Shares as have a Market Value equal to that portion of the Retraction Price being satisfied thereby. If a part only of the Class A Preferred Shares represented by any certificate is to be redeemed, a new certificate for the balance shall be issued at the expense of the Corporation.

  (c)
  The said Class A Preferred Shares shall be redeemed on the Retraction Date and, from and after the Retraction Date, such shares shall cease to be entitled to dividends and the holder thereof shall not be entitled to exercise any of the rights of holders of Class A Preferred Shares in respect thereof unless payment of the Retraction Price is not made on the Retraction Date, in which event the rights of the holder of the said Class A Preferred Shares shall remain unaffected.

  3.7
  Stated Capital: Subject to the requirements of the Act, the stated capital of the Class A Preferred Shares, as a class, shall be $1.00.

4.
by the creation of an unlimited of Class B redeemable retractable preferred shares, which shall be designated as "Class B Preferred Shares", to which shall be attached the following designations, preferences, rights, conditions, restrictions, limitations or prohibitions:

4.1
Definitions.

  In this paragraph 4.1, the following terms shall have the following meanings unless the context requires otherwise:

  "Market Value of the Sudbury Contact Shares" means the last reported sales price of the Sudbury Contact Shares on The Toronto Stock Exchange on the last trading day prior to the Redemption Date or Retraction Date, as applicable;

  "Redemption Amount" with respect to any Class B Preferred Share means an amount which is equal to the aggregate Market Value of the Sudbury Contact Shares at the Redemption Date divided by the aggregate Class A Preferred Shares and Class B Preferred Shares outstanding at the Redemption Date;

  "Redemption Date" means the business day specified in the Redemption Notice or such earlier or later date as may be agreed between the Corporation and the holder of the Class B Preferred Shares to be redeemed;

  "Redemption Notice" means a notice in writing given by the Corporation to a holder of Class B Preferred Shares pursuant to Section 4.5, specifying that the Class B Preferred Shares referred to in such notice are to be redeemed; provided that, notwithstanding the foregoing, an order of a court of competent jurisdiction authorizing the redemption by the Corporation of Class B Preferred Shares shall constitute a Redemption Notice;

  "Redemption Price" with respect to any Class B Preferred Shares means the Redemption Amount of such shares, together with all declared but unpaid dividends thereon;

  "Retraction Amount" with respect to any Class B Preferred Shares means an amount which is equal to the aggregate Market Value of the Sudbury Contact Shares at the Retraction Date divided by the aggregate Class A Preferred Shares and Class B Preferred Shares outstanding at the Retraction Date;

  "Retraction Date" means the business day specified in the Retraction Notice on which the Class B Preferred Shares referred to in such Retraction Notice are to be redeemed, or such earlier or later date as may be agreed in writing between the Corporation and the holder of the Class B Preferred Shares to be redeemed;

  "Retraction Notice" means a notice in writing given by the holder of Class B Preferred Shares to the Corporation pursuant to Section 4.6, specifying that the holder wishes to have the Corporation redeem the Class B Preferred Shares held by such holder which are referred to in such notice;

  "Retraction Price" with respect to any Class B Preferred Shares means the Retraction Amount of such shares, together with all declared by unpaid dividends thereon;

  "Sudbury Contact Shares" means the aggregate number of common shares owned by the Corporation in the capital of Sudbury Contact Mines Limited at the relevant time;

  4.2
  Payment of Dividends: The holders of the Class B Preferred Shares shall be entitled to receive dividends if, as and when declared by the board of directors of the Corporation out of the assets of the Corporation properly applicable to the payment of dividends in such amount and payable at such times and at such place or places in Canada as the board of directors may from time to time determine, provided, however, that no dividend shall be paid on or in respect of the Class B Preferred Shares unless an identical dividend is declared and paid on the Class A Preferred Shares.

  4.3
  Participation upon Liquidation, Dissolution or Winding-up: In the event of the liquidation, dissolution or winding-up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of the Class B Preferred Shares shall, subject to the prior rights of the holders of any other class of shares of the Corporation, but pari passu with the holders of Class A Preferred Shares, be entitled to receive a sum equal to the Redemption Price at the date of such liquidation, dissolution or winding-up in respect of each such share. After payment to a holder of Class B Preferred Shares of the amounts so payable to such holder as provided for herein, such holder shall not be entitled, as such, to share further in any distribution of the assets or property of the Corporation.

  4.4
  Right to Vote: Except as provided by applicable law, the holders of Class B Preferred Shares shall not be entitled to receive notice of and to attend all meetings of the shareholders of the Corporation and shall not be entitled to vote at any such meeting.

  4.5
  Redemption:

  (a)
  Subject to the requirements of the Act, the Corporation may, upon giving notice as hereinafter provided, redeem at any time the whole or from time to time any part of the then outstanding Class B Preferred Shares by paying to the registered holder(s) thereof the Redemption Price for each such Class B Preferred Share being redeemed.

  (b)
  Notwithstanding paragraph (a) of this Section 4.5, no Class B Preferred Shares shall be redeemed unless a pro rata number of Class A Preferred Shares are redeemed at the same time. If the Corporation desires to redeem only a part of the then outstanding Class B Preferred Shares and Class A Preferred Shares, the shares to be redeemed shall be selected on a pro rata basis among the aggregate Class B Preferred Shares and Class A Preferred Shares, disregarding fractions.

    (c)
    In the case of redemption of the Class B Preferred Shares in accordance with the provisions hereof, the Corporation shall, at least 10 days before the date specified for redemption, mail to each person, who at the date of mailing is a registered holder of the Class B Preferred Shares to be redeemed, a Redemption Notice, specifying the intention of the Corporation to redeem such Class B Preferred Shares. Such Redemption Notice shall be mailed by letter, postage prepaid, addressed to each such shareholder at his address as it appears on the records of the Corporation or in the event of the address of any such shareholder not so appearing then to the last known address of such shareholder; provided, however, that accidental failure to give any such Redemption Notice to one or more of such shareholders shall not affect the validity of such redemption. Such Redemption Notice shall set our the basis on which the Redemption Price shall be calculated, the Redemption Date and if part only of the shares held by the person to whom it is addressed is to be redeemed, the number thereof so to be redeemed. Notwithstanding the foregoing, a Redemption Notice arising as a result of a court order shall be exercisable immediately.

    (d)
    On or after the date so specified for redemption, the Corporation shall pay or cause to be paid to or to the order of the registered holders of the Class B Preferred Shares to be redeemed the Redemption Price thereof on presentation and surrender, at the registered office of the Corporation or any other place designated in such notice, of the certificates representing the Class B Preferred Shares called for redemption. Such payment shall be made by cheque payable at par at any branch of the Corporation's bankers in Canada or, at the option of the Corporation, all or part of the Redemption Price may be satisfied by the distribution to the holders of Class B Preferred Shares being redeemed, such number of Sudbury Contact Shares as have a Market Value equal to that portion of the Redemption Price being satisfied thereby. If a part only of the shares represented by any certificate is redeemed, a new certificate for the balance shall be issued at the expense of the Corporation.

    (e)
    From and after the date specified for redemption in any such Redemption Notice, the Class B Preferred Shares called for redemption shall cease to be entitled to dividends and the holders thereof shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the Redemption Price shall not be made upon presentation of certificates in accordance with the foregoing provisions, in which case the rights of the shareholders shall remain unaffected. The Corporation shall have the right at any time after the Redemption Date to deposit the Redemption Price of the Class B Preferred Shares so called for redemption or of such of the said shares represented by certificates as have not at the date of such deposit been surrendered by the holders thereof in connection with such redemption, to a special account in any chartered bank or in any trust company in Canada named in such notice, to be paid without interest to or to the order of the respective holders of such Class B Preferred Shares called for redemption upon the presentation and surrender to such bank or trust company of the certificates representing the same, and upon such deposit being made or upon the date specified for redemption in such notice, whichever is the later, the Class B Preferred Shares in respect whereof such deposit shall have been made shall be redeemed and the rights of the holders thereof after such deposit or such redemption date, as the case may be, shall be limited to receiving without interest their proportionate part of the total Redemption Price so deposited against presentation and surrender of the said certificates held by them respectively and any interest allowed on such deposit shall belong to the Corporation.

  4.6
  Redemption at Option of Holder:

  (a)
  A holder of Class B Preferred Shares shall be entitled to require the Corporation to redeem, subject to the requirements of the Act, at any time or times all or any of the Class B Preferred Shares registered in the name of such holder on the books of the Corporation by tendering to the Corporation at its registered office a share certificate or certificates representing the Class B Preferred Shares which the registered holder desires to have the Corporation redeem together with a request in writing specifying: (i) that the registered holder desires to have the Class B Preferred Shares represented by such certificate or certificates redeemed by the Corporation and, if part only of the shares represented by such certificate or certificates are to be redeemed, the number thereof so to be redeemed; (ii) the business day (herein referred to as the "Redemption Date") on which the holder desires to have the Corporation redeem such Class B Preferred Shares. The Retraction Date shall not be less than 30 days after the day on which the request in writing is to give to the Corporation.

    (b)
    Upon receipt of a share certificate or certificates representing the Class B Preferred Shares which the registered holder desires to have the Corporation redeem together with such a request, the Corporation shall on the Retraction Date redeem such Class B Preferred Shares by paying to such registered holder the Redemption Price for each such Class B Preferred Shares being redeemed. Such payment shall be made by cheque payable at par at any branch of the Corporation's bankers for the time being in Canada or, at the option of the Corporation, all or part of the Retraction Price may be satisfied by the distribution to the holders of the Class B Preferred Shares being so redeemed, such number of Sudbury Contact Shares as have a Market Value equal to that portion of the Retraction Price being satisfied thereby. If a part only of the Class B Preferred Shares represented by any certificate is to be redeemed, a new certificate for the balance shall be issued at the expense of the Corporation.

    (c)
    The said Class B Preferred Shares shall be redeemed on the Retraction Date and from and after the Redemption Date such shares cease to be entitled to dividends and the holder thereof shall not be entitled to exercise any of the rights of holders of Class B Preferred Shares in respect thereof unless payment of the Retraction Price is not made on the Retraction Date, in which event the rights of the holder of the said Class B Preferred Shares shall remain unaffected.

  4.7
  Stated Capital: Subject to the requirements of the Act, the stated capital of the Class B Preferred Shares, as a class, shall be $1,900,000.

EXHIBIT "B"

[CERTIFIED COPY OF COURT ATTACHED]

Court File No. 01-CL-4259

ONTARIO
SUPERIOR COURT OF JUSTICE
COMMERCIAL LIST

IN THE MATTER OF A STATUTORY PLAN OF ARRANGEMENT INVOLVING MENTOR EXPLORATION AND DEVELOPMENT CO., LIMITED AND ITS SHAREHOLDERS
[SEAL]	MENTOR EXPLORATION AND DEVELOPMENT CO., LIMITED
Applicant
APPLICATION UNDER SECTION 182 OF THE BUSINESS CORPORATIONS ACT (ONTARIO), BEING CHAPTER 16 OF THE REVISED STATUTES OF ONTARIO, 1990, AS AMENDED

THE HONOURABLE MR.	)	TUESDAY, THE 16TH DAY OF
)
JUSTICE GROUND	)	OCTOBER, 2001

FINAL ORDER

        THIS APPLICATION, for an Order approving the Proposed Arrangement (the "Arrangement") between Mentor Exploration and Development Co., Limited ("Mentor") and Agnico-Eagle Mines Limited ("Agnico") pursuant to Section 182 of the Business Corporations Act (Ontario), R.S.O. 1990, C. B-16, as amended (the "OBCA") was heard this day at Toronto.

        UPON READING the Notice of Application, the Affidavit of Sean Boyd sworn September 11, 2001 including the exhibits thereto, the Interim Order of Ground, J. dated September 13, 2001, and the Supplementary Affidavit of Sean Boyd sworn October 15, 2001, and exhibits thereto, and upon hearing the submissions of counsel for the Applicant, no one else responding or appearing in accordance with the Interim Order, and upon being advised that Agnico-Eagle Mines Limited intends to rely upon the Section 3(a)(10) exemption from registration under the U.S. Securities Act of 1933:

        1.     THIS COURT ORDERS that the Arrangement be and the same is hereby approved and that, upon the Arrangement being fully implemented, Agnico and Mentor shall be hereby amalgamated, and continue as an amalgamated corporation carrying on business as Agnico-Eagle Mines Limited.

[SEAL]		/s/ ILLEGIBLE Registrar

THIS IS TO CERTIFY THAT THIS DOCUMENT, EACH PAGE OF WHICH IS STAMPED WITH THE SEAL OF THE ONTARIO COURT (GENERAL DIVISION) AT TORONTO, IS A TRUE COPY OF THE DOCUMENT ON FILE IN THIS OFFICE	LA PRÉSENTE ATTESTE QUE CE DOCUMENT, DONT CHACUNE DES PAGES EST REVÉTUE DU SCEAU DE LA COUR DE L'ONTARIO (DIVISION GÉNÉRALE) À TORONTO, EST UNE COPIE CONFORME DU DOCUMENT CONSERVÉ DANS CE BUREAU	[ILLEGIBLE STAMP] OCT 16 2001 PER/PAR: /s/ ILLEGIBLE
DATED AT TORONTO THIS 17 DAY OF OCTOBER 2001 FAIT À TORONTO LE JOUR DE
/s/ ILLEGIBLE

LOCAL REGISTRAR	GREFFIER LOCAL

In the matter of a Statutory Plan of Arrangement involving Mentor Exploration and Development Limited and its Shareholders, Mentor Exploration and Development Limited, Applicant

Court File No. 01-CL-4259

ONTARIO SUPERIOR COURT OF JUSTICE COMMERCIAL LIST PROCEEDING COMMENCED AT TORONTO

FINAL ORDER

LENCZNER SLAGHT ROYCE SMITH GRIFFIN Barristers Suite 2600 130 Adelaide Street West Toronto, Ontario M5H 3P5
Peter H. Griffin (19527Q) 865-2921 Peter J. Osborne (33420C) 865-3094 Tel: (416) 865-9500 Fax: (416) 865-9010 Solicitors for the Applicant

ARTICLES OF AMALGAMATION
STATUTS DE FUSION

1.	The name of the amalgamated corporation is:	Dénomination sociale de la compagnie issue de la fusion :

/	A	/	G	/	N	/	I	/	C	/	O	/	-	/	E	/	A	/	G	/	L	/	E	/	/	M	/	I	/	N	/	E	/	S	/	/	L	/	I	/	M	/	I	/	T	/	E	/	D	/	/	/

/		/		/		/		/		/		/		/		/		/		/		/		/	/		/		/		/		/		/	/		/		/		/		/		/		/		/	/	/

/		/		/		/		/		/		/		/		/		/		/		/		/	/		/		/		/		/		/	/		/		/		/		/		/		/		/	/	/

/		/		/		/		/		/		/		/		/		/		/		/		/	/		/		/		/		/		/	/		/		/		/		/		/		/		/	/	/

2.	The address of the registered office is:	Adresse du siège social :
401 Bay Street, Suite 2302, Box 102

(Street & Number or R.R. Number & if Multi-Office Building give Room No.) (Rue et numéro, ou numéro de la R.R. et, s'il s'agit d'un édifice à bureau, numéro du bureau)
Toronto, Ontario		/	M	/	5	/	H	/	2	/	Y	/	4	/

	(Name of Municipality or Post Office)	(Postal Code)
	(Nom de la municipalité ou du bureau de poste)	(Code Postal)
City of Toronto	in	Municipality of Metropolitan Toronto

(Name of Municipality, Geographic Township) (nom de la municipalité, du canton)	dans le/la	(County, District or Regional Municipality (Comée, district, municipalité régionale)

3.	Number (or minimum and maximum number) of directors is:	Nombre (ou nombres minimal et maximal) d'administrateurs :
a minimum of 5 and a maximum of 12

4.	The director(s) is/are:	Administrateur(s) :
First name, initials and last name	Residence address, giving Street & No. or R.R. No., Municipality and Postal Code	Resident Canadian State Yes or No
Prénom, initiales et nom de famille	Adresse personnelle, y compris la rue et le numéro, le numéro de la R.R., le nom de la municipalité et le code postal	Résident Canadien Oui/Non

see page 1A attached

1A

First name, initials and last name	Residence Address	Resident Canadian Yes or No

Paul Penna	50 Godfrey's Lane Mississauga, Ontario, L5H 2T1	Yes
John T. Clement	70 Shaftesbury Avenue Toronto, Ontario, M4T 1A3	Yes
Irving Dobbs	5 Old Sheppard Avenue Willowdale, Ontario, M2J 4K3	Yes
Mikey Drutz	16 Kirkland Boulevard Toronto, Ontario, M6A 1E6	Yes
Alan Green	1412 Eglinton Avenue West Toronto, Ontario, M6C 2E5	Yes
Wencel A. Hubacheck	325 Watson Avenue Oakville, Ontario, L6J 3V5	Yes
Milton Klyman	2121 Bathurst Street Suite 1011 Toronto, Ontario, M5N 2P3	Yes
Bernard Kraft	2 Blue Jay Place Don Mills, Ontario, M2K 2S1	Yes
Charles E. Langston	7 Cherryhill Avenue Scarborough, Ontario, M1C 1W9	Yes
James D. Nasso	67 Groomsport Avenue Agincourt, Ontario, M1T 2K8	Yes
George A. Pon	195 St. Patrick Street Suite 807 Toronto, Ontario, M5T 2Y8	Yes

5. A)	The amalgamation agreement has been duly adopted by the shareholders of each of the amalgamating corporations as required by subsection 176(4) of the Business Corporations Act on the date set out below.	☐	A)	Les actionnaires de chaque compagnie qui fusionne ont dûment adopté la convention de fusion conformément au paragraphe 176(4) de la Loi sur les compagnies à la date mentionnée ci-dessous.

	Check A or B		Cocher A ou B

B)	The amalgamation has been approved by the directors of each amalgamating corporation by a resolution as required by section 177 of the Business Corporations Act on the date set out below.
	The articles of amalgamation in substance contain the provisions of the articles of incorporation of	☒	B)	Les administrateurs de chaque compagnie qui fusionne ont approuvé la fusion par voie de résolution conformément à l'article 177 de la Loi sur les compagnies à la date mentionnée ci-dessous. Les statuts de fusion reprennent essentiellement les dispositions des statuts constitutifs de
Agnico-Eagle Mines Limited

	and are more particularly set out in these articles.			et sont énoncée textuellement aux présents statuts.
Names of amalgamating corporations Dénomination sociale des compagnies qui fusionnent	Ontario Corporation Number Numéro de la compagnie en Ontario	Date of Adoption/Approval Date d'adoption ou d'approbation

Agnico-Eagle Mines Limited	1013357	December 12, 1995
Goldex Mines Limited	1054812	December 29, 1995
1159885 Ontario Limited	1159885	December 29, 1995

6.	Restrictions, if any, on business the corporaiton may carry on or on powers the corporation exercises:	Limites, s'il y a lieu, imposées aux activités commerciales ou aux pouvoirs de la compagnie:
none

7.	The classes and any maximum number of shares that the corporation is authorized to issue;	Catégories et nombre maximal, s'il y a lieu, d'actions que le compagnie est autorisée à émettre:
The Corporation is authorized to issue an unlimited number of shares of one class designated as common shares.

8.	Rights, privileges, restrictions and conditions (if any) attaching to each class of shares and directors authority with respect to any class of shares which may be issued in series:	Droits, privilèges, restrictions et conditions, s'il y a lieu, rattachés à chaque catégorie d'actions et pouvoirs des administrateurs relatifs à chaque catégorie d'actions qui peut être émise en série :
The holders of the common shares are entitled:
(a) to vote at all meetings of shareholders; and
(b) to receive the remaining property of the Corporation upon dissolution.

9.	The issue, transfer or ownership of shares is/is not restricted and the restrictions (if any) are as follows:	L'émission, le transfert ou la propriété d'actions est/n'est pas restreinte. Les restrictions, s'il y a lieu, sont les suivantes :
not applicable

10.	Other provisions, (if any):	Autres dispositions, s'il y a lieu :
The board of directors may from time to time, in such amounts and on such terms as it deems expedient:
(a)	borrow money on the credit of the Corporation;
(b)	issue, sell or pledge debt obligations (including bonds, debentures, notes or other similar obligations, secured or unsecured) of the Corporation;
(c)
charge, mortgage, hypothecate or pledge all or any of the currently-owned or subsequently-acquired real or personal, moveable or immoveable, property of the Corporation, including book debts, rights, powers, franchises and undertaking to secure any debt obligations or any money borrowed, or other debt or liability of the Corporation.

The board of directors may from time to time delegate to such one or more of the directors and officers of the Corporation as may be designated by the board all or any of the powers conferred on the board above to such extent and in such manner as the board shall determine at the time of each such delegation.

11.	The statements required by subsection 178(2) of the Business Corporations Act are attached as Schedule "A".	Les déclarations exigées aux termes du paragraphe 178(2) de la Loi sur les compagnies constituent l'annexe "A".

12.	A copy of the amalgamation agreement or directors resolutions (as the case may be) is/are attached as Schedule "B".	Une copie de la convention de fusion ou les résolutions des administrateurs (selon la cas) constitue(nt) l'annexe "B".

These articles are signed in duplicate.	Les présents statuts sont signés en double exemplaire.

Names of the amalgamating corporations and signatures and descriptions of the office of their proper officers.	Dénomination sociale des compagnies qui fusionnent, signature et fonction de leurs dirigeants régulièrement désignés.

AGNICO-EAGLE MINES LIMITED
Per :	/s/ BARRY LANDEN
Barry Landen, Secretary
GOLDEX MINES LIMITED
Per :	/s/ BARRY LANDEN
Barry Landen, Director
1159885 ONTARIO LIMITED
Per :	/s/ BARRY LANDEN
Barry Landen, Director

PART 1 OF SCHEDULE "A"
TO THE
ARTICLES OF AMALGAMATION OF
AGNICO-EAGLE MINES LIMITED

STATEMENT OF A DIRECTOR OF
AGNICO-EAGLE MINES LIMITED
PURSUANT TO SECTION 178(2) OF
THE BUSINESS CORPORATIONS ACT (ONTARIO)

        I BARRY LANDEN, state that:

        1.     I am the Secretary of Agnico-Eagle Mines Limited (the "Corporation") which is one of the amalgamating corporations in the attached Articles of Amalgamation.

        2.     I have conducted such examinations of the books and records of the Corporation and have made such enquiries and investigations as are necessary to enable me to make this statement.

        3.     I have satisfied myself that:

  (a)
  there are reasonable grounds for believing that:

  (i)
  the Corporation is and the amalgamated corporation will be able to pay its liabilities as they become due; and

  (ii)
  the realizable value of the amalgamated corporation's assets will not be less than the aggregate of its liabilities and stated capital of all classes of shares;

  (iii)
  no creditor will be prejudiced by the amalgamation;

  (d)
  no creditors of the Corporation have notified the Corporation that they object to the amalgamation; and

  (e)
  subsection 178(2)(d) of the Business Corporations Act (Ontario) is not applicable because no creditors of the Corporation have notified the Corporation that they object to the amalgamation.

    DATED this 12th day of December, 1995.

/s/ BARRY LANDEN Barry Landen

PART 2 OF SCHEDULE "A"
TO THE
ARTICLES OF AMALGAMATION OF
AGNICO-EAGLE MINES LIMITED

STATEMENT OF A DIRECTOR OF
GOLDEX MINES LIMITED
PURSUANT TO SECTION 178(2) OF
THE BUSINESS CORPORATIONS ACT (ONTARIO)

        I BARRY LANDEN, state that:

        1.     I am a director of Goldex Mines Limited (the "Corporation") which is one of the amalgamating corporations in the attached Articles of Amalgamation.

        2.     I have conducted such examinations of the books and records of the Corporation and have made such enquiries and investigations as are necessary to enable me to make this statement.

        3.     I have satisfied myself that:

  (a)
  there are reasonable grounds for believing that:

  (i)
  the Corporation is and the amalgamated corporation will be able to pay its liabilities as they become due; and

  (ii)
  the realizable value of the amalgamated corporation's assets will not be less than the aggregate of its liabilities and stated capital of all classes of shares;

  (iii)
  no creditor will be prejudiced by the amalgamation;

  (d)
  no creditors of the Corporation have notified the Corporation that they object to the amalgamation; and

  (e)
  subsection 178(2)(d) of the Business Corporations Act (Ontario) is not applicable because no creditors of the Corporation have notified the Corporation that they object to the amalgamation.

    DATED this 12th day of December, 1995.

/s/ BARRY LANDEN Barry Landen

PART 3 OF SCHEDULE "A"
TO THE
ARTICLES OF AMALGAMATION OF
AGNICO-EAGLE MINES LIMITED

STATEMENT OF A DIRECTOR OF
1159885 ONTARIO LIMITED
PURSUANT TO SECTION 178(2) OF
THE BUSINESS CORPORATIONS ACT (ONTARIO)

        I BARRY LANDEN, state that:

        1.     I am a director of 1159885 Ontario Limited (the "Corporation") which is one of the amalgamating corporations in the attached Articles of Amalgamation.

        2.     I have conducted such examinations of the books and records of the Corporation and have made such enquiries and investigations as are necessary to enable me to make this statement.

        3.     I have satisfied myself that:

  (a)
  there are reasonable grounds for believing that:

  (i)
  the Corporation is and the amalgamated corporation will be able to pay its liabilities as they become due; and

  (ii)
  the realizable value of the amalgamated corporation's assets will not be less than the aggregate of its liabilities and stated capital of all classes of shares;

  (iii)
  no creditor will be prejudiced by the amalgamation;

  (d)
  no creditors of the Corporation have notified the Corporation that they object to the amalgamation; and

  (e)
  subsection 178(2)(d) of the Business Corporations Act (Ontario) is not applicable because no creditors of the Corporation have notified the Corporation that they object to the amalgamation.

    DATED this 12th day of December, 1995.

/s/ BARRY LANDEN Barry Landen

QuickLinks

AGNICO-EAGLE MINES LIMITED BY-LAW NO. 1 (AS AMENDED)
Contents
SECTION 1 INTERPRETATION
SECTION 2 BUSINESS OF THE CORPORATION
SECTION 3 BORROWING AND SECURITY
SECTION 4 DIRECTORS
SECTION 5 COMMITTEES
SECTION 6 OFFICERS
SECTION 7 PROTECTION OF DIRECTORS, OFFICERS AND OTHERS
SECTION 8 SHARES
SECTION 9 DIVIDENDS AND RIGHTS
SECTION 10 MEETINGS OF SHAREHOLDERS
SECTION 11 NOTICES
SECTION 12 EFFECTIVE DATE
EXHIBIT "A" ARRANGEMENT AGREEMENT
ARTICLE 1 INTERPRETATION
ARTICLE 2 ARRANGEMENT
ARTICLE 3 REPRESENTATIONS AND WARRANTIES
ARTICLE 4 COVENANTS
ARTICLE 5 CONDITIONS PRECEDENT
ARTICLE 6 AMENDMENT AND TERMINATION
ARTICLE 7 GENERAL
EXHIBIT 1
ARTICLE 1 INTERPRETATION
ARTICLE 2 ARRANGEMENT AGREEMENT
ARTICLE 3 THE ARRANGEMENT
ARTICLE 4 DISSENTING SHAREHOLDERS
ARTICLE 5 SHARE CERTIFICATES
ARTICLE 6 ELECTIONS
ARTICLE 7 TAX ELECTION FORMS UNDER SECTION 85 OF THE INCOME TAX ACT
SCHEDULE 1 TO PLAN OF ARRANGEMENT
EXHIBIT "B"
FINAL ORDER
PART 1 OF SCHEDULE A
PART 2 OF SCHEDULE A
PART 3 OF SCHEDULE A